Filed pursuant to General Instruction II.K of Form F-9;

File Nos. 333-106592, 333-106592-01, 333-120133, 333-120133-01, and 333-120133-02
PROSPECTUS SUPPLEMENT
(To Prospectus dated October 28, 2004)

US$750,000,000

Barrick Gold Corporation
US$200,000,000 5.80% Notes due 2034

Barrick Gold Finance Company

US$200,000,000 5.80% Notes due 2034
US$350,000,000 4.875% Notes due 2014
Unconditionally Guaranteed by Barrick Gold Corporation

Interest payable on May 15 and November 15

The 5.80% Notes due 2034 issued by Barrick (its “2034 Notes”) and the 5.80% Notes due 2034 issued by BGFC (its “2034 Notes”) will mature on November 15, 2034 and the 4.875% Notes due 2014 issued by BGFC (its “2014 Notes”) will mature on November 15, 2014. The 2034 Notes issued by Barrick, the 2034 Notes issued by BGFC and the 2014 Notes issued by BGFC are collectively referred to herein as the “Notes”. The 2034 Notes issued by BGFC and the 2014 Notes issued by BGFC will be unconditionally and irrevocably guaranteed by Barrick. The Issuer may redeem the Notes of any series issued by it, in whole at any time or from time to time in part, as described under “Description of the Notes — Optional Redemption”. The Issuer may also redeem the Notes of any series issued by it, in whole but not in part, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest under certain circumstances relating to changes in applicable tax laws as described in this prospectus supplement under “Description of the Notes — Additional Amounts; Tax Redemption”. The 2034 Notes issued by Barrick and Barrick’s unconditional and irrevocable guarantee of the 2034 Notes and 2014 Notes issued by BGFC will be unsecured, unsubordinated obligations of Barrick and will rank equally with Barrick’s unsecured, unsubordinated obligations. The 2034 Notes and the 2014 Notes issued by BGFC will be unsecured, unsubordinated obligations of BGFC and will rank equally with BGFC’s unsecured, unsubordinated obligations.

There is currently no market through which the Notes may be sold and purchasers may not be able to resell the Notes purchased under this prospectus supplement.

Investing in the Notes involves risks. See “Risk Factors” beginning on page S-11 of this prospectus supplement.

			Proceeds to
	Price to	Underwriting	Applicable Issuer,
	Public	Commission	Before Expenses

Per 2034 Note issued by Barrick	99.296%	0.875%	98.421%
Total	$198,592,000	$1,750,000	$196,842,000
Per 2034 Note issued by BGFC	99.296%	0.875%	98.421%
Total	$198,592,000	$1,750,000	$196,842,000
Per 2014 Note issued by BGFC	99.538%	0.650%	98.888%
Total	$348,383,000	$2,275,000	$346,108,000

The Notes have not been approved or disapproved by the Securities and Exchange Commission or any state securities regulator, nor has the Securities and Exchange Commission or any state securities regulator passed upon the accuracy or adequacy of this prospectus supplement or the prospectus to which it relates. Any representation to the contrary is a criminal offense.

We are permitted to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States.

Owning the Notes may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion beginning on page S-12 of this prospectus supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because Barrick is incorporated under the laws of the Province of Ontario, Canada and BGFC is incorporated under the laws of the Province of Nova Scotia, Canada, some of the officers and directors of Barrick and BGFC and some of the experts named in this prospectus supplement and the accompanying prospectus are Canadian residents, and a majority of Barrick’s assets and the assets of those officers, directors and experts are located outside of the United States.

The underwriters, as principals, conditionally offer these securities, subject to prior sale, if, as and when issued by Barrick or BGFC, as the case may be, and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Underwriting” in this prospectus supplement.

The underwriters may sell Notes for less than the initial offering price in circumstances discussed under “Underwriting” in this prospectus supplement.

The underwriters expect to deliver the Notes to purchasers on or about November 12, 2004.

Joint Book-Running Managers

Morgan Stanley	Deutsche Bank Securities

Co-Lead Managers

Citigroup

JPMorgan

RBC Capital Markets

Scotia Capital

UBS Investment Bank

Co-Managers

Barclays Capital

Goldman, Sachs & Co.

Harris Nesbitt Corp.

HSBC

Merrill Lynch & Co.
November 8, 2004

Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the notes, including stabilizing transactions and penalty bids, in connection with the offering. For a description of these activities, see “Underwriting”.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

AND THE ACCOMPANYING PROSPECTUS

      This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Notes Barrick and BGFC are offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying final and amended and restated base shelf prospectus dated October 28, 2004, which gives more general information, some of which may not apply to the Notes Barrick and BGFC are offering. The accompanying final and amended and restated base shelf prospectus is referred to as the “prospectus” in this prospectus supplement.

      If the description of the Notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

      You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus supplement and the prospectus, as well as information in any document incorporated by reference that we previously filed with the Securities and Exchange Commission or with the Ontario Securities Commission, is accurate only as of its respective date.

      References to “$” in this prospectus supplement are to U.S. dollars, unless otherwise indicated.

      In this prospectus supplement, Barrick Gold Corporation will be referred to as “Barrick” and Barrick Gold Finance Company will be referred to as “BGFC”. “Issuer” refers only to Barrick or BGFC in the case of the Notes issued by Barrick or BGFC, as applicable, in each case without any of its subsidiaries. Unless the context requires otherwise, “we”, “us” and “our” refer to Barrick and its subsidiaries, including BGFC.

      Barrick presents its financial statements in U.S. dollars and its primary financial statements are prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. Unless otherwise indicated, financial information in this prospectus supplement has been prepared in accordance with U.S. GAAP and thus may not be comparable to financial data prepared by other Canadian companies.

S-i

Prospectus Supplement

Prospectus

S-ii

DOCUMENTS INCORPORATED BY REFERENCE

      This prospectus supplement is deemed to be incorporated by reference in the prospectus solely for the purpose of the offering of Notes hereunder.

      Other documents are also incorporated or deemed to be incorporated by reference in the prospectus. See “Where You Can Find More Information” in the prospectus. The documents listed below are specifically incorporated by reference in, and form an integral part of, this prospectus supplement and the prospectus:

•	the comparative audited consolidated financial statements of Barrick and the notes thereto for the year ended December 31, 2003 prepared in accordance with U.S. GAAP, together with the report of the auditors thereon and management’s discussion and analysis of financial and operating results for the year ended December 31, 2003, found on pages 21 through 108 of Barrick’s 2003 annual report;

•	the comparative unaudited interim consolidated financial statements of Barrick and the notes thereto for the nine months ended September 30, 2004 prepared in accordance with U.S. GAAP, together with management’s discussion and analysis of financial and operating results for the nine months ended September 30, 2004, including the operating and financial summary, found on pages 8 through 55 of Barrick’s third quarter report;

•	those portions of the operating and financial summary contained in Barrick’s second quarter report entitled “Lagunas Norte, Alto Chicama District in Peru” on page 12 of the second quarter report, “Veladero, Argentina” on page 12 of the second quarter report, “Pascua — Lama, Chile/ Argentina” on pages 12 and 13 of the second quarter report, “Cowal, Australia” on page 15 of the second quarter report and “Tulawaka, Tanzania” on page 15 of the second quarter report;

•	the annual information form of Barrick dated May 19, 2004 for the year ended December 31, 2003; and

•	the management information circular of Barrick dated March 8, 2004 prepared for the annual and special meeting of Barrick shareholders held on April 22, 2004, other than the sections entitled “Report on Executive Compensation” and “Performance Graph”.

      Information has been incorporated by reference in this prospectus supplement and the prospectus from documents filed with the Securities and Exchange Commission and the Ontario Securities Commission. Barrick and BGFC will provide to each person, including any beneficial owner, to whom this prospectus supplement is delivered, without charge, upon request to the Secretary of Barrick at BCE Place, Canada Trust Tower, PO Box 212, Suite 3700, 161 Bay Street, Toronto, Ontario, Canada M5J 2S1, (416) 861-9911, copies of the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

      Any material change reports (excluding any confidential material change reports), annual financial statements (including the auditors’ report thereon), interim financial statements and information circulars (other than those sections, if any, in respect of the downward repricing of options, the composition of the compensation committee of the Barrick board of directors and its report on executive compensation, and the yearly percentage change in Barrick’s cumulative total shareholders’ return on publicly traded securities compared with the cumulative total return of the S&P/TSX Gold Index, the S&P/TSX Composite Index or any other broad equity market index or a published industry or line-of-business index) that Barrick files with the Ontario Securities Commission (“OSC”) after the date of this prospectus supplement and prior to the termination of this offering will be incorporated by reference in this prospectus supplement and the prospectus and will automatically update and supersede information contained or incorporated by reference in this prospectus supplement or the prospectus. In addition, any report filed or furnished by Barrick, Barrick Gold Inc. or BGFC with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) or submitted to the SEC pursuant to Rule 12g3-2(b) under the Exchange Act, after the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus supplement and the prospectus and the registration statement of which the prospectus forms a part, if and to the extent expressly provided in such report.

      Any statement contained in this prospectus supplement, the prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement or the prospectus shall be deemed to be modified or superseded for the purposes of this prospectus supplement and the prospectus to the extent that a statement contained in this prospectus supplement or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded shall not constitute a part of this prospectus supplement or the prospectus except as so modified or superseded.

SPECIAL NOTE REGARDING

FORWARD-LOOKING INFORMATION

      Certain information contained or incorporated by reference in this prospectus supplement, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as the Canadian and Australian dollars versus the U.S. dollar); fluctuations in the spot and forward price of gold or certain other commodities (such as silver, copper, diesel fuel and electricity); changes in U.S. dollar interest rates or gold lease rates that could impact the mark to market value of outstanding derivative instruments and ongoing payments/ receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark to market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Australia, Chile, Peru, Argentina, Tanzania, Russia or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this prospectus supplement are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business — Gold Mineral Reserves and Mineral Resources” and “Risk Factors” in the annual information form of Barrick dated May 19, 2004 for the year ended December 31, 2003 and to “Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2003” incorporated by reference herein for a discussion of some of the factors underlying forward-looking statements.

      We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

      The estimated net proceeds to Barrick from the sale of the 2034 Notes issued by Barrick, after deducting the underwriting commission and the estimated expenses of this offering payable by Barrick, will be $197 million. The estimated net proceeds to BGFC from the sale of the 2034 Notes and 2014 Notes issued by BGFC, after deducting the underwriting commissions and the estimated expenses of this offering payable by BGFC, will be $542 million. The net proceeds from the offering of the Notes will be used to make investments in Barrick subsidiaries and for general corporate purposes, including to fund construction at our development projects. Neither Barrick nor BGFC intends to use any of the net proceeds of the offering to repay indebtedness to the underwriters or any of the underwriters’ affiliates.

CONSOLIDATED CAPITALIZATION

      The following table summarizes the consolidated capitalization of Barrick as at September 30, 2004, on an actual basis and as adjusted to give effect to the issuance of the Notes offered hereby. This table does not give effect to the application of the net proceeds from this offering as described under “Use of Proceeds”. This table should be read together with Barrick’s comparative audited financial statements and the related notes thereto for the year ended December 31, 2003 and Barrick’s unaudited financial statements and the related notes thereto for the nine months ended September 30, 2004, in each case incorporated by reference in this prospectus supplement.

	As at
	September 30, 2004

	Actual	As Adjusted

	(in millions)
	(unaudited)
Long-term debt(1)	$867	$1,613

Shareholders’ equity
Capital stock	4,109	4,109
Deficit	(721)	(721)
Accumulated other comprehensive income (loss)	(8)	(8)

Total shareholders’ equity	3,380	3,380

Total capitalization(2)	$4,247	$4,993

(1)	Long-term debt excludes the current portion of long-term debt, reclamation and closure costs and other liabilities and includes capital leases. Refer to note 19 to Barrick’s audited consolidated financial statements for the year ended December 31, 2003 and note 16 to Barrick’s unaudited consolidated financial statements for the nine months ended September 30, 2004 for more information regarding Barrick’s long-term debt. Long-term debt, as adjusted, is net of discount.

(2)	Capitalization is long-term debt plus total shareholders’ equity.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

      The following table sets forth selected historical financial and operating information of Barrick prepared in accordance with U.S. GAAP. Such data has been derived from, and should be read in conjunction with, the audited consolidated financial statements of Barrick for the three years ended December 31, 2003, along with the notes thereto and the unaudited consolidated financial statements of Barrick for the nine months ended September 30, 2004 and 2003, along with the notes thereto. Barrick’s comparative audited consolidated financial statements and the notes thereto for the year ended December 31, 2003 and Barrick’s comparative unaudited interim consolidated financial statements and the notes thereto for the nine months ended September 30, 2004 are incorporated by reference into this prospectus supplement.

	Nine Months
	Ended
	September 30		Year Ended December 31

	2004	2003	2003	2002	2001

	(in millions, except percentages and operating
	statistics)

	(unaudited)
Operating Results
Gold sales	$1,431	$1,499	$2,035	$1,967	$1,989
Cost of sales and other operating expenses(1)	841	824	1,134	1,071	1,080
Amortization	352	390	522	519	501
Net income	92	123	200	193	96
Net cash provided by operating activities	386	379	521	589	588
Financial Position
Cash and equivalents	$775	$1,039	$970	$1,044	$574
Total assets	5,385	5,285	5,362	5,261	5,202
Long-term debt(2)	867	754	719	761	793
Total shareholders’ equity	3,380	3,372	3,494	3,334	3,192
Long-term debt to total shareholders’ equity(2)(3)	25.7%	22.4%	20.6%	22.8%	24.8%
Long-term debt to total capitalization(2)(4)(5)	20.4%	18.3%	17.1%	18.6%	19.9%
Operating statistics
(unaudited)
Gold production (millions of ounces)(6)	3.8	4.2	5.5	5.7	6.1
Average realized gold price per ounce	$383	$358	$366	$339	$317
Gold reserves: proven and probable (millions of ounces)(6)(7)	N/A	N/A	86.0	86.9	82.3

(1)	Exclusive of amortization. Cost of sales includes all costs that are capitalized to inventory, except for amortization of property, plant and equipment. The amount of amortization from operating segments excluded from cost of sales was $335 million in the first nine months of 2004, $369 million in the first nine months of 2003, $497 million in 2003; $493 million in 2002; and $477 million in 2001.

(2)	Long-term debt excludes the current portion of long-term debt, reclamation and closure costs and other liabilities and includes capital leases. Refer to note 19 to Barrick’s audited consolidated financial statements for the year ended December 31, 2003 and note 16 to Barrick’s unaudited consolidated financial statements for the nine months ended September 30, 2004 for more information regarding Barrick’s long-term debt.

(3)	Equals long-term debt divided by shareholders’ equity.

(4)	Total capitalization is long-term debt plus shareholders’ equity.

(5)	Equals long-term debt divided by total capitalization.

(6)	Barrick’s share.

(7)	See the Annual Information Form for the year ended December 31, 2003, dated May 19, 2004 and incorporated by reference herein, for a discussion of the assumptions and other factors used in determining Barrick’s proven and probable reserves. Barrick prepares reserve calculations for all of its properties as of the end of each fiscal year.

INTEREST COVERAGE

      This pro forma interest coverage information for the 12 months ended December 31, 2003 and September 30, 2004 is included in accordance with Canadian disclosure requirements. The coverages have been calculated using financial information prepared in accordance with U.S. GAAP. The coverages provided below are calculated to reflect the offering of Notes under this prospectus supplement, and also include required adjustments for all issuances and repayments of long-term debt since December 31, 2003 and all servicing costs incurred in relation thereto. Specifically, our pro forma interest requirements reflect actual interest incurred adjusted for the effect of the $167 million drawdown of the Veladero project financing facility (which occurred in the third quarter of 2004) and the offering of Notes under this prospectus supplement as if such drawdown and the completion of such offering had occurred on January 1, 2003 and October 1, 2003 in respect of the 12 months ended December 31, 2003 and September 30, 2004, respectively.

      Our pro forma interest requirements on our consolidated long-term debt would have been $98 million for the 12 months ended December 31, 2003 (including amounts capitalized during the period). Our earnings before interest and income taxes for the 12 months ended December 31, 2003 were $249 million, which is 2.5 times our pro forma interest requirements for this period.

      Our pro forma interest requirements on our consolidated long-term debt would have been $96 million for the 12 months ended September 30, 2004 (including amounts capitalized during the period). Our earnings before interest and income taxes for the 12 months ended September 30, 2004 were $191 million, which is 2.0 times our pro forma interest requirements for this period.

DESCRIPTION OF THE NOTES

      The following description of the particular terms of the Notes (referred to in the prospectus as the “Debt Securities”) supplements, and to the extent inconsistent therewith, replaces the description of the Debt Securities set forth in the prospectus under “Description of Debt Securities and the Guarantees” and should be read in conjunction with such description. Such information does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the Notes and the Indenture, including the definition of certain terms contained therein. In this section, the term “Barrick” refers only to Barrick Gold Corporation without any of its subsidiaries and the term “BGFC” refers only to Barrick Gold Finance Company without any of its subsidiaries. Capitalized terms used and not defined in this section of this prospectus supplement have the meanings ascribed to them under the heading “Description of Debt Securities and the Guarantees” in the prospectus.

      The 2034 Notes issued by Barrick, the 2034 Notes issued by BGFC and the 2014 Notes issued by BGFC will each be a separate series of Debt Securities under an indenture (the “Indenture”) between Barrick, BGFC, Barrick Gold Inc. and JPMorgan Chase Bank, as trustee (the “Trustee”).

General

      The 2034 Notes issued by Barrick will be unsecured, unsubordinated obligations of Barrick initially issued in an aggregate principal amount of $200 million and will mature on November 15, 2034. The 2034 Notes issued by Barrick will bear interest at the rate of 5.80% per annum from November 12, 2004 or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually in arrears on May 15 and November 15 of each year, commencing May 15, 2005, to the persons in whose names the 2034 Notes issued by Barrick are registered at the close of business on the preceding May 1 or November 1, as the case may be.

      The 2034 Notes issued by BGFC will be unsecured, unsubordinated obligations of BGFC initially issued in an aggregate principal amount of $200 million and will mature on November 15, 2034. The 2014 Notes issued by BGFC will be unsecured, unsubordinated obligations of BGFC initially issued in an aggregate principal amount of $350 million and will mature on November 15, 2014. The 2034 Notes and 2014 Notes issued by BGFC will be unconditionally and irrevocably guaranteed by Barrick, which guarantee will be an unsecured, unsubordinated obligation of Barrick. The 2034 Notes issued by BGFC will bear interest at the rate of 5.80% per annum from November 12, 2004 or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually in arrears on May 15 and November 15 of each year, commencing May 15, 2005, to the persons in whose names the 2034 Notes issued by BGFC are registered at the close of business on the preceding May 1 or November 1, as the case may be. The 2014 Notes issued by BGFC will bear interest at the rate of 4.875% per annum from November 12, 2004 or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually in arrears on May 15 and November 15 of each year, commencing May 15, 2005, to the persons in whose names the 2014 Notes issued by BGFC are registered at the close of business on the preceding May 1 or November 1, as the case may be.

      Payment of the principal of, premium, if any, and interest on the Notes will be made in United States dollars. The Notes will trade in the Depositary’s Same-Day Funds Settlement System, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds.

      Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. Principal of, premium, if any, and interest on, the Notes will be payable, and the Notes may be presented for registration of transfer and exchange, at the office or agency of Barrick or BGFC, as the case may be, maintained for such purpose in the Borough of Manhattan, The City of New York, which initially shall be the office of the Trustee.

      The Notes will not be entitled to the benefit of a sinking fund and will not be subject to repurchase by the applicable Issuer at the option of the holders thereof prior to maturity.

      The Notes will be issued in fully registered form without coupons in denominations of $1,000 and multiples of $1,000. As described below under “— Book-Entry System”, the Notes will be issued in book-entry form and will be evidenced by one or more global securities.

      Each of Barrick and BGFC may issue Debt Securities and incur additional indebtedness other than through the offering of Notes pursuant to this prospectus supplement.

Reopening of the Notes

      Each Issuer may, from time to time, without notice to, or the consent of, the holders of the Notes, create and issue additional Notes of any series issued by such Issuer under the Indenture equal in rank to the Notes of such series offered under this prospectus supplement in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new Notes of such series or except for the first payment of interest following the issue date of the new Notes of such series) so that the new Notes of such series may be consolidated with and form a single series with, and have the same terms as to status, redemption and otherwise as, the Notes of such series offered under this prospectus supplement.

Optional Redemption

      Each Issuer may redeem the Notes of any series issued by it, in whole or from time to time in part, on any date (each, a “redemption date”) at a redemption price equal to the greater of

(1) 100% of the principal amount of the Notes of the series to be redeemed; and

(2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes of the series to be redeemed (exclusive of interest accrued to the applicable redemption date) discounted to such redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 20 basis points for the 2034 Notes issued by Barrick, 20 basis points for the 2034 Notes issued by BGFC and 15 basis points for the 2014 Notes issued by BGFC, plus, in the case of both clauses (1) and (2) above, accrued and unpaid interest on the principal amount of the Notes of the series being redeemed to such redemption date. Notwithstanding the foregoing, instalments of interest on Notes of the series being redeemed that are due and payable on interest payment dates falling on or prior to the relevant redemption date will be payable to the holders of such Notes registered as such at the close of business on the relevant record dates according to their terms and the provisions of the Indenture.

      In connection with such optional redemption, the following defined terms apply:

      “Comparable Treasury Issue” means, with respect to any redemption date for the Notes of any series, the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Notes of the series to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes of the series to be redeemed.

      “Comparable Treasury Price” means, with respect to any redemption date for the Notes of any series, (a) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, (b) if the applicable Issuer obtains fewer than four but more than one such Reference Treasury Dealer Quotations for such redemption date, the average of all such quotations or (c) if the applicable Issuer obtains only one such Reference Treasury Dealer Quotation for such redemption date, that Reference Treasury Dealer Quotation.

      “Final Maturity Date” means November 15, 2034 in respect of the 2034 Notes issued by Barrick, November 15, 2034 in respect of the 2034 Notes issued by BGFC, and November 15, 2014 in respect of the 2014 Notes issued by BGFC.

      “Independent Investment Banker” means, with respect to any redemption date for the Notes of any series, the Reference Treasury Dealer appointed by the applicable Issuer.

      “Reference Treasury Dealer” means, with respect to any redemption date for the Notes of any series, (a) each of Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc. and their respective successors or, in each case, one of their respective affiliates which is a Primary Treasury Dealer (as defined below); provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a “Primary Treasury Dealer”), the applicable Issuer shall substitute therefor another Primary Treasury Dealer; and (b) two other Primary Treasury Dealers selected by the applicable Issuer.

      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date for the Notes of any series, the average, as determined by the applicable Issuer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the applicable Issuer by such Reference Treasury Dealer at 5:00 p.m. New York City time on the third Business Day preceding such redemption date.

      “Treasury Rate” means, with respect to any redemption date for the Notes of any series,

(1) the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15 (519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities”, for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Final Maturity Date for the Notes of such series, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or

(2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Treasury Rate shall be calculated on the third Business Day preceding the applicable redemption date. As used in the immediately preceding sentence and in the definition of “Reference Treasury Dealer Quotations” above, the term “Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close.

      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed at such holder’s registered address. If less than all the Notes of a series issued by an Issuer are to be redeemed at the option of such Issuer, the Trustee will select, by lot or in such manner as it deems fair and appropriate, the Notes of such series (or portions thereof) to be redeemed.

      Unless the Issuer defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or any portion thereof called for redemption on such redemption date.

      Each Issuer will have the right to purchase Notes of any series issued by it in the market, by private contract or by tender at any time at any price.

Additional Amounts; Tax Redemption

      The provisions of the Indenture relating to the payment of Additional Amounts in respect of specified taxes in certain circumstances (described under the caption “Description of Debt Securities and the Guarantees — Payment of Additional Amounts” in the prospectus) and the provisions of the Indenture relating to the right of an Issuer to redeem Debt Securities of any series issued by it in the event of specified changes in specified tax laws on or after the date of this prospectus supplement (described under the caption “Description of Debt Securities and the Guarantees — Tax Redemption” in the prospectus) will apply to the Notes of each series. In the event that the Issuer elects to redeem the Notes of a series issued by it under the circumstances described in the prospectus under “Description of Debt Securities and the Guarantees — Tax Redemption,” such Issuer will be required to redeem the Notes of such series in whole and not in part and the redemption price shall be equal to the principal amount of the Notes of the series to be redeemed plus accrued and unpaid interest to the date fixed for redemption; provided that instalments of interest on such Notes that are due and payable on interest payment dates falling on or prior to the relevant redemption date will be payable to the holders of such Notes registered as such at the close of business on the relevant record dates according to their terms and the provisions of the Indenture.

      The bullet points appearing in the first paragraph under “Description of Debt Securities and the Guarantees — Tax Redemption” in the prospectus refer to a “date specified in the applicable prospectus supplement”. For purposes of the Notes, such date shall be the date of this prospectus supplement.

Book-Entry System

      The 2034 Notes issued by Barrick, the 2034 Notes issued by BGFC and the 2014 Notes issued by BGFC, respectively, will be represented by one or more global notes (collectively, the “Global Securities”) registered in the name of The Depository Trust Company, or its nominee, as depositary (the “Depositary”). The provisions described under “Description of Debt Securities and the Guarantees — Registered Global Securities” in the prospectus will be applicable to the Notes. Except as described under “Description of Debt Securities and the Guarantees — Registered Global Securities — Special Situations When Global Security Will be Terminated” in the prospectus, owners of beneficial interests in the Notes will not be entitled to receive Notes in definitive form and will not be considered holders of Notes under the Indenture.

      The Depositary has advised Barrick, BGFC and the underwriters as follows:

      The Depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds and provides asset servicing for securities that the Depositary’s participants (“Direct Participants”)

deposit with the Depositary. The Depositary also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is a wholly-owned subsidiary of The Depositary Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of the Depositary and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, (NSCC, GSCC, MBSCC, and EMCC, respectively, also are subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the Depositary’s system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The Depositary’s Rules applicable to its participants are on file with the SEC.

      Purchases of Notes under the Depositary’s system must be made by or through Direct Participants, which will receive a credit for such Notes on the Depositary’s records. The ownership interest of each actual purchaser of Notes represented by the Global Securities (a “Beneficial Owner”), is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in Global Securities representing Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive Notes in definitive form representing their ownership interests therein, except in the limited circumstances described in the prospectus under the caption “Description of Debt Securities and the Guarantees — Registered Global Securities — Special Situations When Global Security Will be Terminated”.

      To facilitate subsequent transfers, the Global Securities deposited with the Depositary will be registered in the name of the Depositary’s partnership nominee, Cede & Co. The deposit of the Global Securities with the Depositary and their registration in the name of Cede & Co. does not effect any change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Securities representing the Notes. The Depositary’s records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Redemption notices shall be sent to Cede & Co. If less than all of the Notes of a particular series are being redeemed, the Depositary’s practice is to determine by lot the amount of the interest of each Direct Participant in the Notes of the series to be redeemed.

      Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Securities representing the Notes of any series unless authorized by a Direct Participant in accordance with the Depositary’s procedures. Under its usual procedures, the Depositary mails an omnibus proxy (an “Omnibus Proxy”) to the applicable Issuer as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Notes of the applicable series are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

      Principal, premium, if any, and interest payments on the Global Securities representing the Notes will be made to the Depositary. The Depositary’s practice is to credit Direct Participants’ accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary’s records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in “street name”, and will be the responsibility of such participants and not of the Depositary, the Trustee, Barrick or BGFC, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. is the responsibility of Barrick or BGFC, as the case may be, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants. None of Barrick, BGFC or the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the Notes by the Depositary or the Direct or Indirect Participants or for maintaining or reviewing any records of the Depositary or the Direct or Indirect Participants relating to ownership interests in the Notes or the disbursement of payments in respect thereof.

      The information in this section concerning the Depositary and the Depositary’s system has been obtained from sources that Barrick and BGFC believe to be reliable, but is subject to any changes to the arrangements between the Issuers and the Depositary and any changes to such procedures that may be instituted unilaterally by the Depositary.

Other

      The effective yield on the 2034 Notes issued by Barrick, the 2034 Notes issued by BGFC and the 2014 Notes issued by BGFC, if held to maturity, is 5.850%, 5.850% and 4.934% per annum, respectively. For the purposes of disclosure under the Interest Act (Canada), the yearly rate of interest to which interest calculated on a Note for any period in any calendar year (the “calculation period”) is equivalent is the rate payable under such Note in respect of the calculation period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the calculation period. The information in the immediately preceding sentence is provided solely for purposes of complying with applicable Canadian law and will not affect the manner in which interest payable on the Notes is calculated or the amount of interest payable on the Notes.

CREDIT RATINGS

      The following table discloses the anticipated credit ratings of the Notes by the rating agencies indicated:

	Rating for 2034	Rating for 2034	Rating for 2014
	Notes Issued	Notes Issued	Notes Issued
Rating Agency	by Barrick	by BGFC	by BGFC

Moody’s Investors Service	Baa1	Baa1	Baa1
Standard & Poor’s	A	A	A
Dominion Bond Rating Service	A	A	A

      Moody’s Investors Service (“Moody’s”), Standard & Poor’s Ratings Services (“S&P”) and Dominion Bond Rating Service Limited (“DBRS”) (each a “Rating Agency”) have indicated that the Notes will be rated Baa1, A and A, respectively, subject to receipt of final documentation.

      Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s a rating of Baa is the fourth highest of nine major categories. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa to Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

      S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to S&P, the A rating is the third highest of ten major categories. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

      DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to DBRS, a rating of A by DBRS is in the middle of three subcategories within the third highest of ten major categories. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. The “(high)” and “(low)” grades are not used for the AAA category.

      We understand that the ratings are based on, among other things, information furnished to the Ratings Agencies by us and information obtained by the Ratings Agencies from publicly available sources. The credit ratings given to the Notes by the Rating Agencies are not recommendations to buy, hold or sell the Notes since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.

RISK FACTORS

      Before making an investment decision, investors should carefully consider the risks and uncertainties described below and under the heading “Risk Factors” in Barrick’s Annual Information Form for the year ended December 31, 2003, dated May 19, 2004 and incorporated by reference herein. These risks and uncertainties are not the only ones facing Barrick. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any such risks actually occur, our business, financial condition and operating results could be materially harmed.

Bankruptcy, Liquidation or Reorganization of Barrick’s Subsidiaries

      Barrick conducts a substantial portion of its operations through subsidiaries. The 2034 Notes issued by Barrick and Barrick’s guarantees of the 2034 Notes and 2014 Notes issued by BGFC will be obligations exclusively of Barrick. Barrick’s subsidiaries will not guarantee or otherwise be responsible for the payment of principal or interest or other payments required to be made by Barrick on the 2034 Notes issued by it or under its guarantees of the 2034 Notes and 2014 Notes issued by BGFC. Accordingly, the 2034 Notes issued by Barrick and Barrick’s guarantees of the 2034 Notes and 2014 Notes issued by BGFC will effectively be subordinated to all existing and future liabilities (including trade payables and indebtedness) of such subsidiaries (except to the extent that BGFC is responsible for making payments on the Notes issued by it). In the event of an insolvency, liquidation or other reorganization of any such subsidiaries, Barrick’s creditors (including the holders of the Notes issued by Barrick and the holders of Barrick’s guarantees of the Notes issued by BGFC), will have no right to proceed against the assets of such subsidiaries (except to the extent that holders of Notes issued by BGFC have a right to proceed against BGFC). Creditors of such subsidiaries would generally be entitled to payment in full from such assets before any assets are made available for distribution to Barrick.

No Prior Public Market for the Notes

      Prior to this offering, there was no public market for the Notes. Barrick and BGFC have been informed by the underwriters that they presently intend to make a market in the Notes after this offering is completed, as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the Notes and any market making may be discontinued at any time at the sole discretion of the underwriters. In addition, the liquidity of the trading market in the Notes and the market price quoted for the Notes may be adversely affected by changes in the overall market for debt securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the Notes or as to the liquidity of any trading market that may develop.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

      The following summary discusses certain material U.S. federal income tax consequences to U.S. Holders (as defined below) relating to the purchase, ownership, and disposition of the 2034 Notes issued by Barrick and certain material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (as defined below), and certain U.S. federal estate tax consequences to Non-U.S. Holders relating to the purchase, ownership, and disposition of the 2034 Notes and 2014 Notes issued by BGFC. This summary deals only with Notes held as capital assets and is applicable only to initial purchasers of the Notes who purchase the Notes in this offering at the issue price within the meaning of Section 1273 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Additionally, this summary does not deal with special situations, such as:

(a) tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, banks, financial institutions, insurance companies, tax-exempt entities and traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

(b) tax consequences to persons holding the Notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

(c) tax consequences to holders of the Notes whose “functional currency” is not the U.S. dollar;

(d) alternative minimum tax consequences, if any; or

(e) any state, local or foreign tax consequences.

      The discussion below is based upon the provisions of the Code and U.S. Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences discussed herein.

      A U.S. Holder that is considering the purchase of the Notes should consult its own tax advisors concerning the U.S. federal income tax consequences to it and any consequences arising under the laws of any other taxing jurisdiction.

      For purposes of this summary a “U.S. Holder” is a beneficial owner of the Notes that is:

(a) a citizen or resident alien individual of the United States;

(b) a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

(c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(d) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

      A “Non-U.S. Holder” is a beneficial owner of Notes that is not a U.S. Holder.

      If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A U.S. Holder that is a partner of a partnership holding the Notes should consult its own tax advisors.

2034 Notes Issued by Barrick

Interest on the 2034 Notes Issued by Barrick

      Interest on the 2034 Notes issued by Barrick generally will be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. The interest income received by a U.S. Holder will generally be treated as income from sources outside the United States and, for taxable years beginning before January 1, 2007, will (with certain exceptions) generally be treated separately, together with other items of “passive income” or, in certain cases, “financial services income,” for purposes of computing any foreign tax credit allowable under U.S. federal income tax laws. However, pursuant to recently enacted legislation, for taxable years beginning after December 31, 2006, the interest income received by a U.S. Holder will generally be treated as “passive category income” or, in certain cases, “general category income,” for purposes of computing allowable foreign tax credits under U.S. federal income tax laws.

Sale, Exchange, Redemption or other Disposition of the 2034 Notes Issued by Barrick

      A U.S. Holder generally will recognize gain or loss upon the sale, exchange, redemption or other disposition of a 2034 Note issued by Barrick in an amount equal to the difference between the amount realized upon the sale, exchange, redemption or other disposition (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as interest in the manner described above) and such U.S. Holder’s adjusted tax basis in the 2034 Note. Any gain or loss that a U.S. Holder recognizes on a disposition of a 2034 Note issued by Barrick will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the 2034 Note for more than one year. Such gain or loss generally will be treated as income or loss from within the United States for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses may be limited.

Information Reporting and Backup Withholding

      In general, information reporting requirements will apply to certain payments of principal, premium, if any, and interest on the 2034 Notes issued by Barrick and the proceeds of the sale of a 2034 Note issued by Barrick unless a U.S. Holder is an exempt recipient (such as a corporation). Backup withholding tax will generally apply to such payments if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status or fails to otherwise comply with the backup withholding requirements, or if the IRS notifies a payor that the U.S. Holder has underreported interest or dividend income.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner.

2034 Notes and 2014 Notes Issued by BGFC

Characterization of BGFC and the 2034 Notes and 2014 Notes Issued by BGFC

      We believe that BGFC will be treated as a “disregarded entity” for U.S. federal income tax purposes, and accordingly, that its assets and liabilities will be treated as assets and liabilities of its 100% shareholder, a U.S. subsidiary within the Barrick U.S. consolidated group. Accordingly, the 2034 Notes and 2014 Notes issued by BGFC will be treated as issued by the 100% shareholder of BGFC for U.S. federal income tax purposes.

U.S. Holders of 2034 Notes and 2014 Notes Issued by BGFC

Interest on the 2034 Notes and 2014 Notes Issued by BGFC

      Interest on the 2034 Notes and 2014 Notes issued by BGFC generally will be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Such interest should be treated as income from within the United States for U.S. foreign tax credit purposes.

Sale, Exchange, Redemption or other Disposition of the 2034 Notes and 2014 Notes Issued by BGFC

      A U.S. Holder generally will recognize gain or loss upon the sale, exchange, redemption or other disposition of a 2034 Note or 2014 Note issued by BGFC in an amount equal to the difference between the amount realized upon the sale, exchange, redemption or other disposition (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as interest in the manner described above) and such U.S. Holder’s adjusted tax basis in the 2034 Note or 2014 Note, as the case may be. Any gain or loss that a U.S. Holder recognizes on a disposition of a 2034 Note or 2014 Note issued by BGFC will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the 2034 Note or 2014 Note, as the case may be, for more than one year. Such gain or loss generally will be treated as income or loss from within the United States for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses may be limited.

Information Reporting and Backup Withholding

      In general, information reporting requirements will apply to certain payments of principal, premium, if any, and interest on the 2034 Notes and 2014 Notes issued by BGFC and the proceeds of the sale of a 2034 Note or 2014 Note issued by BGFC unless a U.S. Holder is an exempt recipient (such as a corporation). Backup withholding tax will generally apply to such payments if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status or fails to otherwise comply with the backup withholding requirements, or if the IRS notifies a payor that the U.S. Holder has under reported interest or dividend income.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders of 2034 Notes and 2014 Notes issued by BGFC

Interest on the 2034 Notes and 2014 Notes issued by BGFC

      Subject to the discussion below concerning backup withholding, payments of interest on the 2034 Notes and 2014 Notes issued by BGFC to any Non-U.S. Holder will not be subject to U.S. federal income or withholding tax, provided that:

(a) the interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States;

(b) the Non-U.S. Holder does not own, actually or constructively, 10% or more of the combined voting power of all classes of the voting stock of the 100% shareholder of BGFC;

(c) the Non-U.S. Holder is not a controlled foreign corporation (within the meaning of the Code) that is related to the 100% shareholder of BGFC directly or constructively through stock ownership;

(d) the Non-U.S. Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

(e) either (A) the Non-U.S. Holder provides its name and address on an IRS Form W-8BEN (or other successor form), and certifies under penalties of perjury that it is not a U.S. person within the meaning of the Code, or (B) the Non-U.S. Holder holds its 2034 Notes or 2014 Notes, as the case may be, through certain foreign intermediaries and satisfies the certification requirements of applicable U.S. Treasury regulations.

      Interest that meets these five requirements is referred to as “portfolio interest.”

      The interest on the 2034 Notes and 2014 Notes issued by BGFC will be taxed at regular U.S. federal income tax rates if: (1) the interest constitutes income that is effectively connected with the conduct by a Non-U.S. Holder of a U.S. trade or business, and (2) to the extent an income tax treaty applies, the interest is attributable to a U.S. permanent establishment of the Non-U.S. Holder under the terms of the treaty (“U.S. trade or business income”). In addition, if the Non-U.S. Holder is a foreign corporation, the income may also be subject to the “branch profits tax” at a rate of 30% (or lower applicable income tax treaty rate). Interest that neither qualifies as portfolio interest nor constitutes U.S. trade or business income will be subject to U.S. withholding tax at the rate of 30%, unless the rate is reduced or eliminated by an applicable income tax treaty.

Sale, Exchange, Redemption, or other Disposition of the 2034 Notes and 2014 Notes issued by BGFC

      Subject to the discussion below concerning backup withholding, any gain that is recognized on the sale, exchange, redemption, or other disposition of a 2034 Note or 2014 Note issued by BGFC (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as interest in the manner described above) generally will not be subject to U.S. federal income or withholding tax, unless (1) the gain is effectively connected with the conduct by such holder of a trade or business within the United States and, to the extent an income tax treaty applies, the gain is attributable to a U.S. permanent establishment of the Non-U.S. Holder under the terms of the treaty, or (2) in the case of an individual, the Non-U.S. Holder has been present in the United States for 183 days or more during the taxable year of the sale or other disposition and certain other conditions are satisfied.

      A holder described in (1) above will be required to pay U.S. federal income tax on the net gain derived from the sale, except as otherwise required by an applicable income tax treaty, and if the Non-U.S. Holder is a foreign corporation, it may also be required to pay a branch profits tax at a rate of 30% (or lower applicable income tax treaty rate). A holder described in (2) above will be subject to a 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the United States.

U.S. Federal Estate Tax

      The 2034 Notes and 2014 Notes issued by BGFC will not be included in the estate of a deceased Non-U.S. Holder for U.S. federal estate tax purposes if interest on the 2034 Notes or 2014 Notes issued by BGFC, as the case may be, is portfolio interest that is exempt from withholding of U.S. federal income tax (without regard to the certification requirement).

Information Reporting and Backup Withholding

      A Non-U.S. Holder generally will be exempt from backup withholding tax and information reporting with respect to payments of principal, premium, if any, and interest on the 2034 Notes and 2014 Notes issued by BGFC, provided that the certification procedures required to claim the portfolio interest exemption described under the heading “Interest on the 2034 Notes and 2014 Notes Issued by BGFC” above are satisfied.

      Proceeds received from the sale of a 2034 Note or 2014 Note issued by BGFC by a Non-U.S. Holder to or through the U.S. office of a broker generally are subject to information reporting and backup withholding, unless the holder or beneficial owner certifies as to its non-U.S. status or otherwise establishes an exemption from information reporting and backup withholding.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

      The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations generally applicable to a holder of Notes who acquires the Notes under this prospectus supplement and who, at all relevant times, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and any applicable income tax treaty or convention, is not, and is not deemed to be, a resident of Canada, deals with Barrick and BGFC at arm’s length, and does not use or hold and is not deemed to use or hold the Notes in a business carried on in Canada (a “Non-resident Holder”). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

      This summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and the administrative practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not anticipate any changes in law or administrative practice whether by legislative, regulatory, governmental, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

      This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-resident Holder, and no representation with respect to the income tax consequences to any particular Non-resident Holder is made. Consequently, prospective purchasers of Notes should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of Notes, having regard to such prospective purchaser’s own particular circumstances.

      Under the Tax Act, interest, discount, principal and any premium paid or credited by the Issuer on the Notes of such Issuer to a Non-resident Holder and the proceeds received by a Non-resident Holder on disposition of Notes, including redemption, will be exempt from Canadian withholding tax. No other taxes on income (or gains) will be payable under the Tax Act by a Non-resident Holder on interest, discount, principal and any premium or on the proceeds received by a Non-resident Holder on the disposition of a Note including on redemption and payment on maturity.

UNDERWRITING

      Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus supplement, Barrick and BGFC, respectively, have agreed to sell to each of the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc. are acting as joint book-running managers, and each of such underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below:

	Principal Amount	Principal Amount	Principal Amount
	of 2034 Notes	of 2034 Notes	of 2014 Notes
Underwriter	Issued by Barrick	Issued by BGFC	Issued by BGFC

Morgan Stanley & Co. Incorporated	$80,000,000	$80,000,000	$140,000,000
Deutsche Bank Securities Inc.	40,000,000	40,000,000	70,000,000
Citigroup Global Markets Inc.	10,000,000	10,000,000	17,500,000
J.P. Morgan Securities Inc.	10,000,000	10,000,000	17,500,000
RBC Capital Markets Corporation	10,000,000	10,000,000	17,500,000
Scotia Capital (USA) Inc.	10,000,000	10,000,000	17,500,000
UBS Securities LLC	10,000,000	10,000,000	17,500,000
Barclays Capital Inc.	6,000,000	6,000,000	10,500,000
Goldman, Sachs & Co.	6,000,000	6,000,000	10,500,000
Harris Nesbitt Corp.	6,000,000	6,000,000	10,500,000
HSBC Securities (USA) Inc.	6,000,000	6,000,000	10,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	6,000,000	6,000,000	10,500,000

Total	$200,000,000	$200,000,000	$350,000,000

      The underwriters are offering the Notes subject to their acceptance of the 2034 Notes from Barrick and the 2034 Notes and 2014 Notes from BGFC and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Notes are subject to, among other things, the approval of legal matters by their counsel and other conditions, including conditions relating to the state of the financial markets. The underwriters are obligated to take and pay for all of the Notes if any are taken. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters shall be increased subject to a maximum increased amount or, if the increase would exceed the maximum, the purchase commitments may be terminated. The offering price and other terms have been determined by negotiation between the underwriters, Barrick and BGFC.

      The underwriters initially propose to offer some of the Notes directly to the public at the respective public offering prices shown on the cover page of this prospectus supplement and to offer some of the Notes to certain dealers at those prices less a concession not in excess of .50% of the principal amount in the case of the 2034 Notes issued by Barrick, not in excess of .50% of the principal amount in the case of the 2034 Notes issued by BGFC and not in excess of .40% of the principal amount in the case of the 2014 Notes issued by BGFC. The underwriters may allow, and those dealers may reallow, a concession not in excess of .25% of the principal amount in the case of the 2034 Notes issued by Barrick, not in excess of ..25% of the principal amount in the case of the 2034 Notes issued by BGFC and not in excess of .25% of the principal amount in the case of the 2014 Notes issued by BGFC on sales to other dealers. After the underwriters have made a reasonable effort to sell the Notes at the initial public offering price, they may change the offering price from time to time to an amount not greater than the initial public offering price, and may also change the concession and reallowance from time to time. In such an event, the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Notes is less than the gross proceeds paid to us by the underwriters.

      The underwriting commission that Barrick or BGFC, as applicable, will pay to the underwriters in connection with this offering of Notes issued by such Issuer, expressed as a percentage of the principal amount of the applicable series of Notes, is as follows:

Commission Paid by
Applicable Issuer

2034 Notes issued by Barrick	0.875%
2034 Notes issued by BGFC	0.875%
2014 Notes issued by BGFC	0.650%

      Barrick and BGFC estimate that their aggregate expenses for this offering, excluding underwriting commissions, will be approximately $1 million.

      Each of the 2034 Notes issued by Barrick, the 2034 Notes issued by BGFC and the 2014 Notes issued by BGFC is a new issue of securities with no established trading market. Neither Barrick nor BGFC, as applicable, intends to apply for listing of the Notes on a national securities exchange or any automated quotation system. However, Barrick and BGFC have been advised by the underwriters that the underwriters presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the Notes and any market making may be discontinued at any time at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading market for, the Notes.

      The Notes will not be qualified for sale under the securities laws of any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada except pursuant to an exemption from the prospectus requirements of applicable securities laws. In addition, the Notes may only be offered and sold in any province or territory of Canada by a securities dealer appropriately registered under the securities laws of that jurisdiction or pursuant to an exemption from the registered dealer requirements of such securities laws. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any Notes purchased by it in Canada or to residents of Canada except pursuant to an exemption from the prospectus requirements of applicable securities laws and in accordance with the dealer registration requirements of applicable laws or pursuant to an exemption from such requirements and that any selling agreement or similar agreement with respect to the Notes will require each dealer or other party thereto to make an agreement to the same effect. The Notes offered under this prospectus supplement to purchasers outside of Canada are being qualified under the securities laws of the Province of Ontario.

      In order to facilitate the offering of the Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Notes, the underwriters may bid for, and purchase, Notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing Notes in this offering if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

      Barrick and BGFC have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, as amended.

      In the ordinary course of business, each of the underwriters and/or its affiliates have provided and may in the future continue to provide investment banking, commercial banking and other financial services to us and our subsidiaries for which they have received and will receive compensation. In that regard, affiliates of certain underwriters are lenders under our primary bank credit facility. As at the date hereof, we have not drawn down any amount under such facility and we are in full compliance with the terms thereof. In addition, affiliates of certain underwriters are lenders under other of our loan and credit facilities, including our Bulyanhulu project financing facility. Affiliates of certain underwriters are also counterparties to certain other financial arrange-

ments with us. The decision to offer the Notes was made, and the determination of the terms and conditions of the distribution of the Notes has been made, through negotiations between us and the underwriters without the involvement of the lenders under the credit facility and without the involvement of any such counterparties. None of the underwriters nor any of their affiliates will receive from us any benefits from this offering, except that the underwriters will receive their respective portions of commissions payable by us.

LEGAL MATTERS

      Certain legal matters relating to United States law will be passed upon for Barrick and BGFC by Shearman & Sterling LLP. Certain legal matters relating to Canadian law will be passed upon for Barrick and BGFC by Davies Ward Phillips & Vineberg LLP. Certain legal matters relating to Nova Scotia law will be passed upon for BGFC by McInnes Cooper. Certain legal matters relating to United States law will be passed upon for the underwriters by Sidley Austin Brown & Wood LLP.

EXPERTS

      The comparative audited consolidated financial statements incorporated by reference in this prospectus supplement have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Charted Accountants, given on the authority of that firm as experts in auditing and accounting. The address of PricewaterhouseCoopers LLP is Suite 3000, P.O. Box 82, Royal Trust Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 2G8.

AUDITORS’ CONSENT

      We have read the prospectus supplement of Barrick Gold Corporation (“Barrick”) and Barrick Gold Finance Company (“BGFC”) dated November 8, 2004 relating to the issue and sale of $750,000,000 of Notes by Barrick and BGFC (“Prospectus Supplement”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

      We consent to the incorporation by reference in the Prospectus Supplement of our report dated February 11, 2004 to the shareholders of Barrick on the consolidated balance sheets of Barrick as at December 31, 2003 and 2002, and the consolidated statements of income, cash flows, shareholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2003 prepared in accordance with United States generally accepted accounting principles.

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Toronto, Ontario
November 8, 2004

October 28, 2004

Barrick Gold Corporation

Barrick Gold Inc.	Barrick Gold Finance Company

US $1,000,000,000

Debt Securities

          We may offer debt securities of Barrick, BGI or BGFC, consisting of debentures, notes, bonds and/or other similar evidences of indebtedness (collectively, the “Debt Securities”). Any Debt Securities issued by BGI or BGFC will be unconditionally and irrevocably guaranteed by Barrick.

          We may from time to time offer up to $1,000,000,000 aggregate principal amount of Debt Securities. We will provide the specific terms of these Debt Securities in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplements carefully before you invest.

          This prospectus is a (final) short form base prospectus for BGFC and an amended and restated short form base shelf prospectus for Barrick and BGI.

          The Debt Securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities regulator, nor has the Securities and Exchange Commission or any state securities regulator, passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

          We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States.

          Owning the Debt Securities may subject you to tax consequences both in the United States and Canada. You should read the tax discussion in any applicable prospectus supplement. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully.

      Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because Barrick and BGI are incorporated under the laws of the Province of Ontario, Canada, BGFC is incorporated under the laws of the Province of Nova Scotia, Canada, some of the officers and directors of Barrick, BGI and BGFC and some of the experts named in this prospectus are Canadian residents, and a majority of Barrick’s assets and the assets of those officers, directors and experts are located outside of the United States.

ABOUT THIS PROSPECTUS

      References to “$” in this prospectus are to U.S. dollars, unless otherwise indicated.

      In this prospectus, Barrick Gold Corporation will be referred to as either “Barrick” or the “Guarantor”, Barrick Gold Inc. will be referred to as “BGI” and Barrick Gold Finance Company will be referred to as “BGFC”. Unless the context requires otherwise, “we”, “us” and “our” refer to Barrick and its subsidiaries, including BGI and BGFC.

      This prospectus has been filed with the Securities and Exchange Commission, or the SEC, as part of a registration statement on Form F-9 relating to the Debt Securities and the guarantees (the “Guarantees”) by Barrick of any Debt Securities issued by BGI or BGFC and with the Ontario Securities Commission, or the OSC, in each case using a “shelf” registration process. Under this shelf process we may sell any combination of the Debt Securities described in this prospectus in one or more offerings up to a total aggregate principal amount of $1,000,000,000. This prospectus provides you with a general description of the Debt Securities we may offer. Each time we sell Debt Securities we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information about the terms of the offering or of the Debt Securities to be issued. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” below. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Debt Securities.

WHERE YOU CAN FIND MORE INFORMATION

      Barrick files certain reports with and furnishes other information to each of the SEC and the OSC. Our SEC file number is 1-9059. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Barrick’s reports and other information filed with the SEC since June 2002 are available, and Barrick’s reports and other information filed in the future with the SEC will be available, from the SEC’s Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known by the acronym “EDGAR”, as well as from commercial document retrieval services. You may also read (and by paying a fee, copy) any document Barrick files with the SEC at the SEC’s public reference room in Washington, D.C. (450 Fifth Street N.W., Washington, D.C. 20549). Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You may also inspect Barrick’s SEC filings at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Barrick’s OSC filings are available over the Internet at http://www.sedar.com.

      The SEC and the OSC allow Barrick to “incorporate by reference” into this prospectus the information filed with them, which means that Barrick can disclose important information to you by referring you to these documents. Information has been incorporated by reference in this prospectus from documents filed with the SEC and the OSC. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge, upon oral or written request to the secretary of Barrick at BCE Place, Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, Canada M5J 2S1, (416) 861-9911, copies of the documents incorporated herein by reference.

      This prospectus incorporates by reference the documents listed below:

•	the comparative audited consolidated financial statements of Barrick and the notes thereto for the year ended December 31, 2003 prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, together with the report of the auditors thereon and management’s discussion and analysis of financial and operating results for the year ended December 31, 2003, found on pages 21 through 108 of Barrick’s 2003 annual report;

•	the comparative unaudited interim consolidated financial statements of Barrick and the notes thereto for the nine months ended September 30, 2004 prepared in accordance with U.S. GAAP, together with management’s discussion and analysis of financial and operating results for the nine months ended September 30, 2004, including the operating and financial summary, found on pages 8 through 55 of Barrick’s third quarter report;

•	those portions of the operating and financial summary contained in Barrick’s second quarter report entitled “Lagunas Norte, Alto Chicama District in Peru” on page 12 of the second quarter report, “Veladero, Argentina” on page 12 of the second quarter report, “Pascua — Lama, Chile/ Argentina” on pages 12 and 13 of the second quarter report, “Cowal, Australia” on page 15 of the second quarter report and “Tulawaka, Tanzania” on page 15 of the second quarter report;

•	the annual information form of Barrick dated May 19, 2004 for the year ended December 31, 2003; and

•	the management information circular of Barrick dated March 8, 2004 prepared for the annual and special meeting of Barrick shareholders held on April 22, 2004, other than the sections entitled “Report on Executive Compensation” and “Performance Graph”.

      After the date of this prospectus and prior to the termination of the distribution of the Debt Securities, any material change reports (excluding any confidential material change reports), annual financial statements (including the auditors’ report thereon), interim financial statements and information circulars (other than those sections, if any, in respect of the downward repricing of options, the composition of the compensation committee of the Barrick board of directors and its report on executive compensation, and the yearly percentage change in Barrick’s cumulative total shareholders return on publicly traded securities compared with the cumulative total return of the S&P/ TSX Gold Index, the S&P/ TSX Composite Index or any other broad equity market index or a published industry or line-of-business index) that Barrick files with the OSC will be incorporated by reference in this prospectus and will automatically update and supersede information incorporated by reference in this prospectus. In addition, any report filed or furnished by Barrick, BGI or BGFC with the SEC pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) or submitted to the SEC pursuant to Rule 12g3-2(b) under the Exchange Act, after the date of this prospectus shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such report.

      All information omitted from this prospectus which is permitted to be omitted under applicable securities laws will be contained in one or more supplements that will be delivered to purchasers of the Debt Securities together with this prospectus. Any such supplement to this prospectus will be incorporated by reference into this prospectus as of the date of the supplement, but only for the purposes of the offering of Debt Securities to which the supplement relates.

      The documents listed above, including any documents deemed to be incorporated in this prospectus after the date of this prospectus, are not incorporated by reference to the extent that their contents are modified or superseded by any statement contained in this prospectus, any amendment or supplement to this prospectus or any subsequently filed document that is also incorporated by reference in this prospectus.

      You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these Debt Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of any applicable prospectus supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

      Certain information contained or incorporated by reference in this prospectus, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as the Canadian and Australian dollars versus the U.S. dollar); fluctuations in the spot and forward price of gold or certain other commodities (such as silver, copper, diesel fuel and electricity); changes in U.S. dollar interest rates or gold lease rates that could impact the mark to market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark to market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Australia, Chile, Peru, Argentina, Tanzania, Russia or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause its actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this prospectus are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business — Gold Mineral Reserves and Mineral Resources” and “Risk Factors” in the annual information form of Barrick dated May 19, 2004 for the year ended December 31, 2003 and to “Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2003” incorporated by reference herein for a discussion of some of the factors underlying forward-looking statements.

      We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

BARRICK

      Barrick is a leading international gold company. Barrick entered the gold mining industry in 1983 and is one of the largest gold mining companies in the world. Barrick has operating mines and development projects in the United States, Peru, Chile, Argentina, Tanzania, Australia and Canada.

      Barrick’s mines produced approximately 5.51 million ounces of gold in 2003 at total cash costs of $189 per ounce and Barrick expects to produce between 4.9 and 5.0 million ounces of gold in 2004. “Total cash costs per ounce” is a non-GAAP performance measure. For an explanation of Barrick’s use of this measure, including a reconciliation of “total cash costs per ounce” to total cash production costs, see the discussion under the heading “Non-GAAP Performance Measures” on pages 23 and 24 of this prospectus.

      Barrick is an Ontario corporation resulting from the amalgamation on July 14, 1984 of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation. On December 9, 1985, Barrick changed its name to American Barrick Resources Corporation and on January 1, 1995 Barrick

changed its name to Barrick Gold Corporation. Barrick’s head office and principal place of business is BCE Place, Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, Canada M5J 2S1.

BGI

      BGI (formerly Homestake Canada Inc.) is an Ontario corporation and an indirect wholly-owned subsidiary of Barrick. On December 14, 2001, Homestake Merger Co., a U.S. subsidiary of Barrick, merged with Homestake Mining Company. In connection with the merger, the exchangeable shares previously issued to the public by BGI (the “Exchangeable Shares”) remained outstanding but each such Exchangeable Share became exchangeable for 0.53 of a Barrick common share, rather than for one share of Homestake Mining Company common stock. All of BGI’s outstanding shares, other than its Exchangeable Shares held by the public, are held by Barrick and its affiliates, including BGFC. Each Exchangeable Share provides the holder thereof with the economic and voting equivalent, to the extent practicable, of 0.53 of a Barrick common share. BGI will not make available publicly or to its securityholders annual or other reports or other separate continuous disclosure information, other than a summary of BGI’s selected annual comparative financial information included in the notes to Barrick’s annual audited financial statements.

      BGI’s principal assets are comprised of a 100% interest in the Eskay Creek Mine, a 50% interest in the Hemlo operations and an indirect approximately 52% interest in the Veladero project, each of which is described in Barrick’s annual information form incorporated by reference in this prospectus. As at December 31, 2003, BGI had assets with a total book value of $305 million.

BGFC

      BGFC (formerly Homestake Canada Holdings Company) is a Nova Scotia unlimited liability company and an indirect wholly-owned subsidiary of Barrick. All of BGFC’s outstanding shares are held by affiliates of Barrick. BGFC will not make available publicly or to its securityholders annual or other reports or other separate continuous disclosure information.

      BGFC has only minimal operations that are independent of Barrick. BGFC’s assets are comprised of all of the voting shares, and a portion of the Exchangeable Shares, of BGI, as well as call rights, support rights and other rights relating to the Exchangeable Shares. A summary of BGI’s selected annual comparative financial information is included in the notes to Barrick’s annual audited financial statements.

USE OF PROCEEDS

      We intend to use the net proceeds from the sale of the Debt Securities:

•	to repay indebtedness outstanding from time to time;

•	to make equity investments in and advances to subsidiaries of Barrick;

•	for capital expenditures and investment programs; and

•	for other general corporate purposes.

We may invest funds that we do not immediately require in short-term marketable securities. Specific information about the use of proceeds from the sale of any Debt Securities will be included in a supplement to this prospectus.

INTEREST COVERAGE

      This interest coverage information for the 12 months ended December 31, 2003 and the 12 months ended September 30, 2004 is prepared in accordance with Canadian disclosure requirements. The coverages have been calculated using financial information prepared in accordance with U.S. GAAP. These coverages do not reflect any offering of Debt Securities but do reflect required adjustments for all issuances and repayments of long-term debt since December 31, 2003 and all servicing costs incurred in relation thereto. Specifically, Barrick’s pro forma interest coverage calculations reflect actual interest incurred adjusted for the effect of the $167 million drawdown of the Veladero project financing facility (which occurred in the third quarter of 2004) as if such drawdown had occurred on January 1, 2003 and October 1, 2003 in respect of the 12 months ended December 31, 2003 and September 30, 2004, respectively.

      Barrick’s earnings before interest and income taxes for the 12 months ended December 31, 2003 were $249 million. These earnings were 4.4 times Barrick’s pro forma interest requirements for the period of $57 million (including amounts capitalized during the period). Barrick’s actual interest requirements for the 12 months ended December 31, 2003 were $49 million (including amounts capitalized during the period), and Barrick’s earnings before interest and income taxes for this period were 5.1 times Barrick’s actual interest requirements for the period.

      Barrick’s earnings before interest and income taxes for the 12 months ended September 30, 2004 were $191 million. These earnings were 3.5 times Barrick’s pro forma interest requirements for the period of $55 million (including amounts capitalized during the period). Barrick’s actual interest requirements for the 12 months ended September 30, 2004 were $47 million (including amounts capitalized during the period), and Barrick’s earnings before interest and income taxes for this period were 4.1 times Barrick’s actual interest requirements for the period.

DESCRIPTION OF DEBT SECURITIES AND THE GUARANTEES

      In this section only, the term “Barrick” refers only to Barrick Gold Corporation without any of its subsidiaries, the term “BGI” refers only to Barrick Gold Inc. without any of its subsidiaries and the term “BGFC” refers only to Barrick Gold Finance Company without any of its subsidiaries. In addition, in this section only, each of the terms “we”, “us”, or “our” refers only to Barrick in the case of Debt Securities and Guarantees issued by Barrick, and only to BGI or BGFC in the case of Debt Securities issued by BGI or BGFC, as applicable, and the term “issuer” refers only to Barrick, BGI or BGFC in the case of Securities issued by Barrick, BGI or BGFC, as applicable. This description sets forth certain general terms and provisions of the Debt Securities and, if issued by BGI or BGFC, the Guarantees of Barrick as Guarantor. We will provide particular terms and provisions of a series of Debt Securities, and a description of how the general terms and provisions described below may apply to that series, in a supplement to this prospectus.

      The Debt Securities and Guarantees will be issued under an Indenture to be entered into between Barrick as Issuer and Guarantor, BGI and BGFC as Issuers, and JPMorgan Chase Bank as trustee (the “Trustee”). The Indenture is subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture has been filed as an exhibit to our registration statement filed with the SEC and with the prospectus filed with the OSC. The following summary highlights some of the provisions of the Indenture, and may not contain all of the information that is important to you. Wherever we refer to particular provisions or defined terms of the Indenture, such provisions or defined terms are incorporated in this prospectus by reference as part of the statement made, and the statement is qualified by such reference. The term “Securities” as used under this caption, refers to all securities (other than Guarantees) issued under the Indenture, including the Debt Securities.

      Barrick, BGI and BGFC may issue Debt Securities and incur additional indebtedness otherwise than through the offering of Debt Securities pursuant to this prospectus.

General

      The Indenture does not limit the amount of Securities which we may issue under the Indenture, and we may issue Securities in one or more series. Securities may be denominated and payable in any currency. We may offer no more than $1,000,000,000 (or the equivalent in other currencies) aggregate principal amount of Securities pursuant to this prospectus. Unless otherwise indicated in the applicable prospectus supplement, the Indenture permits us, without the consent of the holders of any Securities, to increase the principal amount of any series of Securities we previously have issued under the Indenture and to issue such increased principal amount.

      The applicable prospectus supplement will set forth the following terms relating to the Securities offered by such prospectus supplement (the “Offered Securities”):

•	whether the Offered Securities are Debt Securities issued by Barrick or guaranteed Debt Securities issued by BGI or BGFC;

•	the specific designation of the Offered Securities; any limit on the aggregate principal amount of the Offered Securities; the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity;

•	the rate or rates at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Offered Securities which are in registered form;

•	the terms and conditions under which we may be obligated to redeem, repay or purchase the Offered Securities pursuant to any sinking fund or analogous provisions or otherwise;

•	the terms and conditions upon which we may redeem the Offered Securities, in whole or in part, at our option;

•	whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities which are in bearer form and as to exchanges between registered form and bearer form;

•	whether the Offered Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

•	the denominations in which registered Offered Securities will be issuable, if other than denominations of $1,000 and any multiple thereof, and the denominations in which bearer Offered Securities will be issuable if other than $5,000;

•	each office or agency where payments on the Offered Securities will be made (if other than the offices or agencies described under “Payment” below) and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;

•	if other than U.S. dollars, the currency in which the Offered Securities are denominated or the currency in which we will make payments on the Offered Securities;

•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Offered Securities; and

•	any other terms of the Offered Securities which apply solely to the Offered Securities, or terms generally applicable to the Securities which are not to apply to the Offered Securities.

      Unless otherwise indicated in the applicable prospectus supplement:

•	holders may not tender Securities to us for repurchase; and

•	the rate or rates of interest on the Securities will not increase if we become involved in a highly leveraged transaction or we are acquired by another entity.

      We may issue Securities under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and, in such circumstances, we will offer and sell those Securities at a discount below their stated principal amount. We will describe in the applicable prospectus supplement any Canadian and U.S. federal income tax consequences and other special considerations applicable to any discounted Securities or other Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes.

      Debt Securities issued by Barrick and the Guarantees will be direct, unconditional and unsecured obligations of Barrick and will rank equally among themselves and with all of Barrick’s other unsecured, unsubordinated obligations, except to the extent prescribed by law. Debt Securities issued by BGI or BGFC will be direct, unconditional and unsecured obligations of BGI or BGFC, as the case may be, and will rank equally among themselves and with all of BGI’s or BGFC’s other unsecured, unsubordinated obligations, except to the extent prescribed by law. BGI’s and BGFC’s, as the case may be, obligations under its Debt Securities will be unconditionally guaranteed by Barrick as more fully described below under “Guarantees”. Debt Securities issued by Barrick and the Guarantees will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of Barrick’s subsidiaries. Debt Securities issued by BGI and BGFC will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of BGI’s or BGFC’s subsidiaries.

      Barrick has agreed to provide to the Trustee (i) annual reports containing audited financial statements and (ii) quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

Form, Denomination, Exchange and Transfer

      Unless otherwise indicated in the applicable prospectus supplement, we will issue Securities only in fully registered form without coupons, and in denominations of $1,000 and multiples of $1,000. Securities may be presented for exchange and registered Securities may be presented for registration of transfer in the manner set forth in the Indenture and in the applicable prospectus supplement, without service charges. We may, however, require payment sufficient to cover any taxes or other governmental charges due in connection with the exchange or transfer. We have appointed the Trustee as security registrar. Bearer Securities and the coupons applicable to bearer Securities thereto will be transferable by delivery.

Payment

      Unless otherwise indicated in the applicable prospectus supplement, we will make payments on registered Securities (other than Global Securities) at the office or agency of the Trustee, 4 New York Plaza, 15th Floor, New York, New York 10004 or, in the case of holders in Ontario, Suite 1800, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, M5J 2J2, except that we may choose to pay interest (a) by check mailed to the address of the person entitled to such payment as specified in the security register or (b) by wire transfer to an account maintained by the person entitled to such payment as specified in the security register. Unless otherwise indicated in the applicable prospectus supplement, we will pay any interest due on registered Securities to the persons in whose name such registered Securities are registered on the day or days specified by us.

Registered Global Securities

      Registered Debt Securities of a series may be issued in whole or in part in global form that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement. Global Securities will be registered in the name of a financial institution we select, and the Debt Securities included in the Global Securities may not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the Global Securities is called the “Depositary”. Any person wishing to own Debt Securities issued in the form of Global Securities must do so indirectly by virtue of an account with a broker, bank or other financial institution that, in turn, has an account with the Depositary.

Special Investor Considerations for Global Securities

      Our obligations, as well as the obligations of the Trustee and those of any third parties employed by us or the Trustee, run only to persons who are registered as holders of Debt Securities. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you but does not do so. As an indirect holder, an investor’s rights relating to a Global Security will be governed by the account rules of the investor’s financial institution and of the Depositary, as well as general laws relating to debt securities transfers.

      An investor should be aware that when Debt Securities are issued in the form of Global Securities:

•	the investor cannot have Debt Securities registered in his or her own name;

•	the investor cannot receive physical certificates for his or her interest in the Debt Securities;

•	the investor must look to his or her own bank or brokerage firm for payments on the Debt Securities and protection of his or her legal rights relating to the Debt Securities;

•	the investor may not be able to sell interests in the Debt Securities to some insurance companies and other institutions that are required by law to hold the physical certificates of Debt Securities that they own;

•	the Depositary’s policies will govern payments, transfers, exchange and other matters relating to the investor’s interest in the Global Security. We and the Trustee have no responsibility for any aspect of the Depositary’s actions or for its records of ownership interest in the Global Security. We and the Trustee also do not supervise the Depositary in any way; and

•	the Depositary will usually require that interests in a Global Security be purchased or sold within its system using same-day funds.

Special Situations When Global Security Will be Terminated

      In a few special situations described below, a Global Security will terminate and interests in it will be exchanged for physical certificates representing Debt Securities. After that exchange, an investor may choose whether to hold Debt Securities directly or indirectly through an account at its bank or brokerage firm. Investors must consult their own banks or brokers to find out how to have their interests in Debt Securities transferred into their own names, so that they will be direct holders.

      The special situations for termination of a Global Security are:

•	when the Depositary notifies us that it is unwilling, unable or no longer qualified to continue as Depositary (unless a replacement Depositary is named); and

•	when and if we decide to terminate a Global Security.

      The prospectus supplement may list situations for terminating a Global Security that would apply only to the particular series of Debt Securities covered by the prospectus supplement. When a Global Security terminates, the Depositary (and not Barrick, BGI, BGFC or the Trustee) is responsible for deciding the names of the institutions that will be the initial direct holders.

Guarantees

      Barrick will guarantee the payment of the principal of, premium, if any, and interest on Debt Securities issued by BGI or BGFC and any Additional Amounts payable with respect to such Securities when they become due and payable, whether at the stated maturity thereof, by declaration of acceleration or otherwise.

Certain Covenants

Limitation on Liens

      Barrick will not, and will not permit any Restricted Subsidiary to, create, incur or assume any Lien (except for Permitted Liens) on any Principal Assets securing payment of Indebtedness of Barrick or any of its Subsidiaries unless the Securities (together with, at Barrick’s option, any other obligations that are not subordinate in right of payment to the Securities) are secured equally and ratably with (or prior to) any and all obligations secured or to be secured by any such Lien and for so long as such obligations are so secured. For greater certainty, the following do not constitute Liens securing payment of Indebtedness:

•	all rights reserved to or vested in any Governmental Authority by the terms of any lease, license, franchise, grant or permit held by Barrick or any Restricted Subsidiary, or by any statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or other periodic payments as a condition of the continuance thereof or to distrain against or to obtain a charge on any property or assets of Barrick or any Restricted Subsidiary in the event of failure to make any such annual or other periodic payment;

•	any Lien upon any Principal Asset in favor of any party to a joint development or operating agreement or any similar person paying all or part of the expenses of developing or conducting operations for the recovery, storage, treatment, transportation or sale of the mineral resources of the Principal Asset (or property or assets with which it is united) that secures the payment to such person of Barrick’s or any Restricted Subsidiary’s proportionate part of such development or operating expenses;

•	any acquisition by Barrick or by any Restricted Subsidiary of any Principal Asset subject to any reservation or exception under the terms of which any vendor, lessor or assignor creates, reserves or excepts or has created, reserved or excepted an interest in precious metals or any other mineral or timber in place or the proceeds thereof; and

•	any conveyance or assignment whereby Barrick or any Restricted Subsidiary conveys or assigns to any Person or Persons an interest in precious metals or any other mineral or timber in place or the proceeds thereof.

      This covenant applies to Barrick and its Restricted Subsidiaries, which term does not include Subsidiaries of Barrick that maintain a substantial portion of their fixed assets outside of Canada or the United States.

Consolidation, Amalgamation and Merger

      None of Barrick, BGI or BGFC may consolidate or amalgamate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any other Person unless:

•	in a transaction in which Barrick, BGI or BGFC does not survive or continue in existence or in which Barrick, BGI or BGFC transfers or leases its properties and assets substantially as an entirety to any other Person, the successor entity is a corporation, partnership or trust organized under the laws of Canada or any province or territory of Canada or the United States, any state thereof or the District of Columbia or, if such transaction would not impair the rights of the holders of the Securities or the Guarantees, in any other country, provided that if such successor entity is organized under the laws of a jurisdiction other than Canada or any province or territory of Canada, or the United States, any state thereof or the District of Columbia, the successor entity assumes by a supplemental indenture the obligations of Barrick, BGI or BGFC, as the case may be, under the Securities and the Indenture to pay Additional Amounts, adding the name of such successor jurisdiction in addition to Canada in each place that Canada appears in “— Payment of Additional Amounts” below and adding references to the provinces, territories, states or other applicable political subdivisions of such successor jurisdiction in addition to references to the provinces and territories of Canada appearing in “— Payment of Additional Amounts”;

•	the surviving entity shall expressly assume by a supplemental indenture the obligations of Barrick, BGI or BGFC, as the case may be, in respect of the Securities and the performance and observance of every covenant of the Indenture to be performed or observed by Barrick, BGI or BGFC, as the case may be;

•	immediately before and after giving effect to any such transaction, no Event of Default or event that after notice or passage of time or both would be an Event of Default shall have occurred and be continuing; and

•	if, as a result of any such transaction, any Principal Assets would become subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under “Limitation on Liens”

above without equally securing the Securities, Barrick, prior to or simultaneously with such transaction, shall have caused the Securities to be secured equally with or prior to the indebtedness secured by such Lien.

Certain Definitions Applicable to Covenants

      “Consolidated Net Tangible Assets” means, at a particular date, the aggregate amount of assets (less applicable reserves and other properly deductible items) shown on the most recent consolidated financial statements of Barrick less (a) all current liabilities (excluding any portion constituting Funded Debt); (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles (excluding from intangibles, for greater certainty, mineral rights, interests in mineral properties, deferred mining, acquisition, exploration and stripping costs and deferred charges relating to hedging agreements); and (c) appropriate adjustments on account of minority interests of other persons holding shares of any of the Subsidiaries, all as set forth on the most recent balance sheet of Barrick and its consolidated Subsidiaries (but in any event, as of a date within 150 days of the date of determination) and computed in accordance with the accounting principles used in Barrick’s annual financial statements contained in Barrick’s annual report delivered to its shareholders in respect of the fiscal year immediately prior to the date of such computation; which, on the date of this prospectus, were U.S. GAAP; provided that in no event shall any amount be deducted in respect of unrealized mark-to-market adjustments (whether positive or negative and whether or not reflected in Barrick’s consolidated financial statements) relating to hedging and other financial risk management activities of Barrick or any of its Subsidiaries (including, without limitation, commodity, interest rate and foreign exchange trading and sales agreements).

      “Financial Instrument Obligations” means obligations arising under:

•	interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

•	currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

•	commodity swap, hedging or sales agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a Person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

      “Funded Debt” as applied to any Person, means all indebtedness of such Person maturing after, or renewable or extendable at the option of such Person beyond, 12 months from the date of determination.

      “Governmental Authority” means any nation or government, any state, province, territory or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

      “Indebtedness” means obligations for money borrowed whether or not evidenced by notes, bonds, debentures or other similar evidences of indebtedness.

      “Lien” means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind created, incurred or assumed in order to secure payment of Indebtedness.

      “Non-Recourse Debt” means Indebtedness to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals or refinancings of such

Indebtedness, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other Person acting on behalf of such entity) in respect of such Indebtedness is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred, to the capital stock and debt securities of the Restricted Subsidiary that acquires or owns such properties or assets and to the receivables, inventory, equipment, chattels, contracts, intangibles and other assets, rights or collateral connected with the properties or assets created, developed, constructed or acquired and to which such lender has recourse.

      “North American Subsidiary” means any Subsidiary that maintains a substantial portion of its fixed assets within Canada or the United States.

      “Permitted Liens” means:

•	Liens existing on the date of the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such date;

•	Liens securing the Securities;

•	Liens incidental to the conduct of the business of Barrick or any Restricted Subsidiary or the ownership of their assets that, in the aggregate, do not materially impair the operation of the business of Barrick and its Subsidiaries taken as a whole, including, without limitation, any such Liens created pursuant to joint development agreements and leases, subleases, royalties or other similar rights granted to or reserved by others;

•	Purchase Money Mortgages;

•	any Lien on any Principal Asset existing at the time Barrick or any Restricted Subsidiary acquires the Principal Asset (or any business entity then owning the Principal Asset) whether or not assumed by Barrick or such Restricted Subsidiary and whether or not such Lien was given to secure the payment of the purchase price of the Principal Asset (or any entity then owning the Principal Asset), provided that no such Lien shall extend to any other Principal Asset;

•	any Lien to secure Indebtedness owing to Barrick or to another Subsidiary;

•	Liens on the assets of a corporation existing at the time the corporation is liquidated or merged into, or amalgamated or consolidated with, Barrick or any Restricted Subsidiary or at the time of the sale, lease or other disposition to Barrick or any Restricted Subsidiary of the properties of such corporation as, or substantially as, an entirety;

•	any attachment or judgment Lien provided that (i) the execution or enforcement of the judgment it secures is effectively stayed and the judgment is being contested in good faith, (ii) the judgment it secures is discharged within 60 days after the later of the entering of such judgment or the expiration of any applicable stay, or (iii) the payment of the judgment secured is covered in full (subject to a customary deductible) by insurance;

•	any Lien in connection with Indebtedness which by its terms is Non-Recourse Debt;

•	any Lien for taxes, assessments or governmental charges or levies (a) that are not yet due and delinquent or (b) the validity of which is being contested in good faith;

•	any Lien of materialmen, mechanics, carriers, workmen, repairmen, landlords or other similar Liens, or deposits to obtain the release of these Liens;

•	any Lien (a) to secure public or statutory obligations (including reclamation and closure bonds and similar obligations), (b) to secure payment of workmen’s compensation, employment insurance or other forms of governmental insurance or benefits, (c) to secure performance in connection with tenders, leases of real property, environmental, land use or other governmental or regulatory permits, bids or contracts or (d) to secure (or in lieu of) surety or appeal bonds, and Liens made in the ordinary course of business for similar purposes;

•	any Lien granted in the ordinary course of business in connection with Financial Instrument Obligations;

•	any Lien created for the sole purpose of renewing or refunding any of the Liens described in the list above, provided that the Indebtedness secured thereby shall not exceed the principal amount of Indebtedness so secured at the time of such renewal or refunding, and that such renewal or refunding Lien shall be limited to all or any part of the same property which secured the Lien renewed or refunded; and

•	any Lien not otherwise permitted under the list above, provided that the aggregate principal amount of Indebtedness secured by all such Liens would not then exceed 10% of Consolidated Net Tangible Assets.

      “Principal Asset” means (i) any real property interest (all such interests forming an integral part of a single development or operation being considered as one interest), including any mining claims and leases, and any plants, buildings or other improvements thereon, and any part thereof, located in Canada or the United States that is held by Barrick or any Restricted Subsidiary and has a net book value, on the date as of which the determination is being made, exceeding 5% of Consolidated Net Tangible Assets (other than any such interest that the Board of Directors of Barrick determines by resolution is not material to the business of Barrick and its Subsidiaries taken as a whole) or (ii) any of the capital stock or debt securities issued by any Restricted Subsidiary.

      “Purchase Money Mortgage” means any Lien on any Principal Asset (or the capital stock or debt securities of any Restricted Subsidiary that acquires or owns any Principal Asset) incurred in connection with the acquisition of that Principal Asset or the construction or repair of any fixed improvements on that Principal Asset (or in connection with financing the costs of acquisition of that Principal Asset or the construction or repair of improvements on that Principal Asset) provided that the principal amount of Indebtedness secured by any such Lien shall at no time exceed 100% of the original cost to Barrick or any Restricted Subsidiary of the Principal Asset or such construction or repairs.

      “Restricted Subsidiary” means any North American Subsidiary that owns or leases a Principal Asset referred to in clause (i) of the definition of “Principal Asset” or is engaged primarily in the business of owning or holding capital stock of one or more Restricted Subsidiaries. “Restricted Subsidiary”, however, does not include (1) any Subsidiary whose primary business consists of (A) financing operations in connection with leasing and conditional sale transactions on behalf of Barrick and its Subsidiaries, (B) purchasing accounts receivable or making loans secured by accounts receivable or inventory or (C) being a finance company or (2) any Subsidiary which the Board of Directors of Barrick has determined by resolution does not maintain a substantial portion of its fixed assets within Canada or the United States.

      “Subsidiary” means (i) a corporation more than 50% of the outstanding Voting Stock of which at the time of determination is owned, directly or indirectly, by Barrick or by one or more Subsidiaries of Barrick or by Barrick and one or more Subsidiaries of Barrick and the votes carried by such Voting Stock are sufficient, if exercised, to elect a majority of the board of directors of the corporation or (ii) any other Person (other than a corporation) in which at the time of determination Barrick or one or more Subsidiaries of Barrick or Barrick and one or more Subsidiaries of Barrick, directly or indirectly, has or have at least a majority ownership and power to direct the policies, management and affairs of the Person.

      “Voting Stock” means securities or other ownership interests of a corporation, partnership or other entity having by the terms thereof ordinary voting power to vote in the election of the board of directors or other persons performing similar functions of such corporation, partnership or other entity (without regard to the occurrence of any contingency).

Payment of Additional Amounts

      Unless otherwise specified in the applicable prospectus supplement, all payments made by or on behalf of Barrick, BGI or BGFC under or with respect to the Securities or the Guarantees will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereafter “Canadian Taxes”), unless Barrick, BGI or BGFC, as the case may be, is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If Barrick, BGI or BGFC is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Securities or the Guarantees, Barrick, BGI or BGFC, as the case may be, will pay to each holder of such Securities as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted, except as described below. However, no Additional Amounts will be payable with respect to a payment made to a Securities holder (such holder, an “Excluded Holder”) in respect of the beneficial owner thereof:

•	with which Barrick, BGI or BGFC, as the case may be, does not deal at arm’s length (for the purposes of the Income Tax Act (Canada)) at the time of the making of such payment;

•	which is subject to such Canadian Taxes by reason of the Securities holder being a resident, domiciliary or national of, engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the Securities or the receipt of payments thereunder; or

•	which is subject to such Canadian Taxes by reason of the Securities holder’s failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes (provided that Barrick, BGI or BGFC advises the Trustee and the holders of the Securities then outstanding of any change in such requirements).

      Barrick, BGI or BGFC, as the case may be, will also:

•	make such withholding or deduction; and

•	remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

      Barrick, BGI or BGFC, as the case may be, will furnish to the holders of the Securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by such person.

      Barrick, BGI or BGFC, as the case may be, will indemnify and hold harmless each holder of Securities (other than an Excluded Holder) from and against, and upon written request reimburse each such holder for the amount (excluding any Additional Amounts that have previously been paid by Barrick, BGI or BGFC with respect thereto) of:

•	any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Securities or the Guarantees;

•	any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

•	any Canadian Taxes imposed with respect to any reimbursement under the preceding two bullet points, but excluding any such Canadian Taxes on such holder’s net income.

      In any event, no Additional Amounts or indemnity amounts will be payable under the provisions described above in respect of any Security in excess of the Additional Amounts and the indemnity amounts which would be required if, at all relevant times, the holder of such Security were a resident of the United States for purposes of the Canada-U.S. Income Tax Convention (1980), as amended. As a result of the limitation on the payment of Additional Amounts and indemnity amounts discussed in the preceding sentence, the Additional Amounts or indemnity amounts received by certain holders of Securities will be less than the amount of Canadian Taxes withheld or deducted or the amount of Canadian Taxes (and related amounts)

levied or imposed giving rise to the obligation to pay the indemnity amounts, as the case may be, and, accordingly, the net amount received by such holders of Securities will be less than the amount such holders would have received had there been no such withholding or deduction in respect of Canadian Taxes or had such Canadian Taxes (and related amounts) not been levied or imposed.

      Wherever in the Indenture there is mentioned, in any context, the payment of principal, premium, if any, interest, if any, or any other amount payable under or with respect to a Security or a Guarantee, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

      Unless otherwise specified in the applicable prospectus supplement, the applicable issuer may redeem the Securities of any series at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

•	as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the applicable issuer or, if the Securities of such series are guaranteed by Barrick, of Barrick) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date specified in the applicable prospectus supplement, and which in a written opinion to the applicable issuer or Barrick of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in such issuer, or in the case of guaranteed Securities, Barrick becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Security of such series as described under “— Payment of Additional Amounts”; or

•	on or after the date specified in the applicable prospectus supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to the applicable issuer or, if the Securities of such series are guaranteed by Barrick, of Barrick) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the applicable issuer or Barrick, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the applicable issuer or Barrick of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in such issuer, or in the case of guaranteed Securities, Barrick becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Security of such series;

and, in any such case, the applicable issuer or, in the case of guaranteed Securities, Barrick (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

      In the event that Barrick, BGI or BGFC elects to redeem the Securities of any series pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the Trustee a certificate, signed by an authorized officer, stating that it is entitled to redeem such Debt Securities pursuant to their terms.

      Notice of intention to redeem such Debt Securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Events of Default

      The term “Event of Default” with respect to Securities of any series means any of the following:

(a) default in the payment of the principal of (or any premium on) any Security of that series at its Maturity;

(b) default in the payment of any interest on any Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

(c) default in the deposit of any sinking fund payment when the same becomes due by the terms of the Securities of that series;

(d) default in the performance, or breach, of any other covenant or agreement of the applicable issuer or, in the case of guaranteed Securities, Barrick in the Indenture in respect of the Securities of that series (other than a covenant or agreement for which default or breach is specifically dealt with elsewhere in the Indenture), where such default or breach continues for a period of 90 days after written notice to the issuer of such Securities and, in the case of guaranteed Securities, Barrick by the Trustee or the holders of at least 25% in principal amount of all outstanding Securities affected thereby;

(e) failure to pay when due, after the expiration of any applicable grace period, any portion of the principal of, or involuntary acceleration of the maturity (which acceleration is not rescinded or annulled within 10 days) of, Indebtedness of the applicable issuer or (in the case of guaranteed Securities) Barrick having an aggregate principal amount outstanding in excess of the greater of (i) $100,000,000 and (ii) 5% of Consolidated Net Tangible Assets;

(f) certain events of bankruptcy, insolvency or reorganization; or

(g) any other Events of Default provided with respect to the Securities of that series.

      If an Event of Default described in clause (a), (b) or (c) above occurs and is continuing with respect to Securities of any series, then the Trustee or the holders of not less than 25% in principal amount of the outstanding Securities of that series may require the principal amount (or, if the Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Securities of that series and any accrued but unpaid interest on such Securities be paid immediately. If an Event of Default described in clause (d) or (g) above occurs and is continuing with respect to Securities of one or more series, then the Trustee or the holders of not less than 25% in principal amount of the outstanding Securities of all series affected thereby (as one class) may require the principal amount (or, if any of the Securities of such affected series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of such affected series) of all the outstanding Securities of such affected series and any accrued but unpaid interest on such Securities to be paid immediately. If an Event of Default described in clause (e) or (f) above occurs and is continuing, then the Trustee or the holders of not less than 25% in principal amount of all outstanding Securities (as a class) may require the principal amount (or, if the Securities or any series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Securities and any accrued but unpaid interest on such Securities to be paid immediately. However, at any time after a declaration of acceleration with respect to Securities of any series (or of all series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Securities of such series, by written notice to Barrick, BGI or BGFC, as applicable, and the Trustee, may, under certain circumstances, rescind and annul such acceleration. The applicable prospectus supplement will contain provisions relating to acceleration of the maturity of a portion of the principal amount of Original Issue Discount Securities or Indexed Securities upon the occurrence of any Event of Default and the continuation thereof.

      Except during default, the Trustee is not obligated to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless the holders have offered to the Trustee reasonable indemnity. If the holders provide reasonable indemnity, the holders of a majority in principal amount of the outstanding Securities of all series affected by an Event of Default may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of all series affected by such Event of Default.

      No holder of a Security of any series will have any right to institute any proceedings, unless:

•	such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Securities of that series;

•	the holders of at least 25% in principal amount of the outstanding Securities of all series affected by such Event of Default have made written request and have offered reasonable indemnity to the Trustee to institute such proceedings as trustee; and

•	the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in the aggregate principal amount of outstanding Securities of all series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, these limitations do not apply to a suit instituted by the holder of a Security for the enforcement of payment of principal of or interest on such Security on or after the applicable due date of such payment.

      We will be required to furnish to the Trustee annually an officers’ certificate as to the performance of certain of our obligations under the Indenture and as to any default in such performance.

Defeasance

      When we use the term “defeasance”, we mean discharge from some or all of our obligations under the Indenture with respect to Securities of a particular series. If Barrick, BGI or BGFC deposits with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity or a redemption date of the Securities of a particular series, then at its option:

•	the applicable issuer and, in the case of guaranteed Securities, Barrick will each be discharged from its obligations with respect to the Securities of such series with certain exceptions, such as the obligation to pay Additional Amounts, and the holders of the Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Securities and replacement of lost, stolen or mutilated Securities and certain other limited rights. Such holders may look only to such deposited funds or obligations for payment; or

•	the applicable issuer and, in the case of guaranteed Securities, Barrick will no longer be under any obligation to comply with the “Limitation on Liens” covenant, the “Consolidation, Amalgamation and Merger” covenant and certain other covenants under the Indenture, and certain Events of Default will no longer apply to them.

      To exercise defeasance Barrick, BGI or BGFC also must deliver to the Trustee:

•	an opinion of U.S. counsel to the effect that the deposit and related defeasance would not cause the holders of the Securities of the applicable series to recognize income, gain or loss for U.S. federal income tax purposes and that holders of the Securities of that series will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

•	an opinion of Canadian counsel or a ruling from Canada Revenue Agency that there would be no such recognition of income, gain or loss for Canadian federal or provincial tax purposes and that holders of the Securities of such series will be subject to Canadian federal and provincial income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

In addition, no Event of Default with respect to the Securities of the applicable series can have occurred and neither the applicable issuer nor, in the case of guaranteed Securities, Barrick can be an insolvent person under the Bankruptcy and Insolvency Act (Canada). In order for U.S. counsel to deliver the opinion that would allow the applicable issuer and, in the case of guaranteed Securities, Barrick to be discharged from all of its obligations under the Securities of any series, the applicable issuer or, in the case of guaranteed Securities, Barrick must have received from, or there must have been published by, the Internal Revenue Service a ruling, or there must have been a change in law so that the deposit and defeasance would not cause holders of the Securities of such series to recognize income, gain or loss for U.S. federal income tax purposes and so that such holders would be subject to U.S. federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance had not occurred.

Modifications and Waivers

      We may modify or amend the Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding Securities of all series affected by such modification or amendment; provided, however, that we must receive consent from the holder of each outstanding Security of such affected series to:

•	change the stated maturity of the principal of, or interest on, such outstanding Security;

•	reduce the principal amount of or interest on such outstanding Security;

•	reduce the amount of the principal payable upon the acceleration of the maturity of an outstanding Original Issue Discount Security;

•	change the place or currency of payments on such outstanding Security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to such outstanding Security;

•	reduce the percentage in principal amount of outstanding Securities of such series, from which the consent of holders is required to modify or amend the Indenture or waive compliance with certain provisions of the Indenture or waive certain defaults; or

•	modify any provisions of the Indenture relating to modifying or amending the Indenture or waiving past defaults or covenants except as otherwise specified.

      The holders of a majority in principal amount of Securities of any series may waive our compliance with certain restrictive provisions of the Indenture with respect to such series. The holders of a majority in principal amount of outstanding Securities of all series with respect to which an Event of Default has occurred may waive any past default under the Indenture, except a default in the payment of the principal of or interest on any Security or in respect of any item listed above.

      The Indenture or the Securities may be amended or supplemented, without the consent of any holder of such Securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that does not have a materially adverse effect on the rights of any holder of such Securities.

Consent to Jurisdiction and Service

      Under the Indenture, each of Barrick, BGI and BGFC has irrevocably appointed CT Corporation System, 111 Eighth Avenue, New York, New York, 10011 as its agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture, the Securities and the Guarantees and for actions brought under federal or state securities laws brought in any federal or state court located in The City of New York, and each of Barrick, BGI and BGFC has submitted to such non-exclusive jurisdiction.

Governing Law

      The Indenture, the Securities and the Guarantees will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

      Since many of Barrick’s, BGI’s or BGFC’s assets are outside the United States, any judgment obtained in the United States against Barrick, BGI or BGFC, including judgments with respect to payments under the Guarantees, may not be collectible within the United States.

      Barrick has been informed by its Canadian counsel, Davies Ward Phillips & Vineberg LLP, that a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) would give a judgment in Canadian dollars at an exchange rate determined in accordance with the Courts of Justice Act (Ontario) based upon a final and conclusive in personam judgment of a U.S. federal or New York state court located in the State of New York (“New York Court”) for a sum certain, obtained against Barrick, BGI or BGFC without reconsideration of the merits with respect to a claim pursuant to the Indenture if:

•	the New York Court rendering such judgment has jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario for purposes of enforcement of foreign judgments (and submission by Barrick, BGI and BGFC in the Indenture to the non-exclusive jurisdiction of the New York Court and the appointment by Barrick, BGI and BGFC of an agent for service of process, will be sufficient for the purpose):

•	such judgment was: (a) not obtained by fraud or in any manner contrary to the principles of natural justice; (b) not for a claim in respect of any laws of the United States or the State of New York or any other jurisdiction other than the Province of Ontario which an Ontario Court would characterize under the laws of the Province of Ontario as revenue, expropriatory, penal or similar laws; (c) not contrary to public policy, as such term is interpreted under the laws of the Province of Ontario or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to therein; and (d) subsisting and unsatisfied and not impeachable as void or voidable under New York law;

•	there has been compliance with the Limitations Act, 2002 (Ontario), which has the effect that any action to enforce a foreign judgment must be commenced within two years of the date of the foreign judgment; and

provided that:

•	such Ontario Court has discretion to stay or decline to hear an action on such judgment if the judgment is under appeal, or there is another subsisting judgment in Ontario, New York or any other jurisdiction relating to the same cause of action as such judgment; and

•	an action in Ontario on such judgment may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally.

      Barrick has been advised by its Canadian counsel that there is some doubt as to the enforceability in Canada, against Barrick, BGI or BGFC or against any of their respective directors, officers and experts who are not residents of the United States, by a court in original actions or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon the United States federal securities laws.

The Trustee

      The Trustee under the Indenture is JPMorgan Chase Bank. JPMorgan Chase Bank and one of its affiliates are lenders under Barrick’s bank credit facilities.

CERTAIN INCOME TAX CONSIDERATIONS

      The applicable prospectus supplement will describe certain Canadian federal income tax consequences to investors described therein of acquiring Debt Securities, including, in the case of an investor who is not a resident of Canada (for purposes of the Income Tax Act (Canada)), if applicable, whether payment of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

      The applicable prospectus supplement will also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of Debt Securities by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), if applicable, including, to the extent applicable, any such consequences relating to Debt Securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special terms.

PLAN OF DISTRIBUTION

      We may sell Debt Securities for cash or other consideration:

•	through agents;

•	through underwriters or dealers; or

•	directly to purchasers.

      We will describe in a prospectus supplement the specific plan of distribution for a particular series of Debt Securities, including the name or names of any underwriters or agents, the purchase price or prices of the Offered Securities, the form of consideration accepted for the Offered Securities, the proceeds to Barrick, BGI or BGFC, as the case may be, from the sale of the Offered Securities, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

      We may distribute Debt Securities from time to time in one or more transactions:

•	at a fixed price or prices, which may change;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at prices to be negotiated with purchasers.

      Debt Securities may be sold through agents designated by us. The agents may solicit offers by institutions to purchase the offered Debt Securities directly from Barrick, BGI or BGFC, as the case may be, pursuant to contracts providing for payment and delivery on a future date. The applicable prospectus supplement will set forth the commission we will pay to the agents and any conditions to any such contracts.

      In connection with the sale of Debt Securities, Barrick, BGI or BGFC, or purchasers of Debt Securities for whom the underwriters may act as agents may compensate the underwriters in the form of discounts, concessions or commissions. Underwriters, dealers, and agents that participate in the distribution of Debt Securities may be deemed to be underwriters and any fees or commissions received by them from Barrick, BGI or BGFC, and any profit on the resale of Debt Securities by them, may be deemed to be underwriting commissions under the U.S. Securities Act of 1933, as amended. The applicable prospectus supplement will identify any underwriters with respect to the Offered Securities.

      Without limiting the generality of the foregoing, we also may issue some or all of the Debt Securities offered by this prospectus in exchange for property, including securities or assets of ours or other companies we may acquire in the future.

      We may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of Debt Securities against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

      This prospectus may qualify the distribution of the Debt Securities under the securities laws of the Province of Ontario to purchasers resident outside of the Province of Ontario, if a prospectus supplement specifically states that it is intended to do so. This prospectus may also qualify the distribution of the Debt

Securities under the securities laws of the Province of Ontario to purchasers resident in the Province of Ontario, if a prospectus supplement specifically states that it is intended to do so. The Debt Securities may only be offered and sold in Canada : (A) in the Province of Ontario pursuant to this prospectus (if the applicable supplement so provides); or (B) pursuant to an exemption from the prospectus requirements of Ontario securities laws, or an exemption from the prospectus requirements of the securities laws of any other province or territory in which the Debt Securities are offered or sold. In addition, the Debt Securities may only be offered and sold in any province or territory of Canada by a securities dealer appropriately registered under the securities laws of that jurisdiction, or pursuant to an exemption from the registered dealer requirements of those securities laws. Each underwriter and each dealer participating in the distribution of the Offered Securities will agree, unless the applicable prospectus supplement indicates otherwise, that it will only offer or sell the Offered Securities in Canada: (A) to purchasers resident in the Province of Ontario pursuant to this prospectus (if the applicable supplement so provides), or to purchasers resident in any province or territory of Canada pursuant to an exemption from the prospectus requirements of those securities laws; and (B) in accordance with the dealer registration requirements of applicable securities laws, or pursuant to an exemption from those requirements. Except in the case of purchasers in Ontario acquiring Debt Securities pursuant to this prospectus (if the applicable supplement so provides), any Debt Securities acquired by a purchaser in Canada may be subject to resale restrictions under Canadian securities laws, which may in some cases apply to resales made to persons outside of Canada.

NON-GAAP PERFORMANCE MEASURES

(in millions of U.S. dollars except per ounce amounts and

ounces sold; ounces refer to ounces of gold)

	2003	2002

Total cash production costs — per U.S. GAAP(1)	$1,065	$1,065
Reclamation, closure and other costs	$(14)	$(37)

Operating costs for per ounce calculation	$1,051	$1,028

Ounces sold (thousands)	5,554	5,805
Total cash costs per ounce sold — per The Gold Institute Production Cost Standard (dollars)	$189	$177
Total cash costs per ounce sold — per U.S. GAAP (dollars)	$192	$183

(1)	Equal to cost of sales and operating expenses less accretion expense and reclamation costs at non-operating mines.

      Barrick reports total cash costs per ounce data because it understands that certain investors use this information to assess Barrick’s performance. The inclusion of total cash costs per ounce statistics enables investors to better understand year-on-year changes in production costs, which in turn affect Barrick’s profitability and its ability to generate operating cash flow for use in investing and other activities. Barrick reports total cash costs per ounce data calculated in accordance with The Gold Institute Production Cost Standard (the “Standard”). Adoption of the Standard is voluntary, but Barrick understands that most senior gold producers follow the Standard when reporting cash cost per ounce data. The total cash cost per ounce data does not have a meaning prescribed by U.S. GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the Standard. Total cash costs per ounce are derived from amounts included in Barrick’s statements of income and include mine site operating costs, such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration costs. Total cash production costs and total cash costs per ounce (measured in accordance with GAAP) have been presented as required by securities regulations that govern non-GAAP measures.

      The total cash cost per ounce data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

LEGAL MATTERS

General

      Certain legal matters will be passed upon by:

•	Shearman & Sterling LLP, our United States counsel, on matters of United States law; and

•	Davies Ward Phillips & Vineberg LLP, our Canadian counsel, on matters of Ontario law and the federal laws of Canada applicable in Ontario.

Davies Ward Phillips & Vineberg LLP may rely on Shearman & Sterling LLP in issuing opinions about the validity of the Securities being sold. If different lawyers are relied on at the time of an offering of Securities this will be included in the prospectus supplement.

      On the date of this prospectus, the partners and associates of Davies Ward Phillips & Vineberg LLP and Shearman & Sterling LLP, respectively, own beneficially, directly or indirectly, less than 1% of the securities of Barrick.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

      The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part:

•	the documents listed as being incorporated by reference in this prospectus under the heading “Where You Can Find More Information” in this prospectus;

•	consents of accountants and counsel;

•	powers of attorney;

•	form of the trust indenture relating to the Debt Securities and the Guarantees;

•	statement of eligibility of the Trustee on Form T-1; and

•	letter explaining calculation of interest coverage ratios.

EXPERTS

      The comparative audited consolidated financial statements incorporated by reference in this prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Chartered Accountants, given on the authority of that firm as experts in auditing and accounting. The address of PricewaterhouseCoopers LLP is Suite 3000, P.O. Box 82, Royal Trust Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1G8.

AUDITORS’ CONSENT

October 28, 2004

      We have read the final and amended and restated short form base shelf prospectus of Barrick Gold Corporation (“Barrick”), Barrick Gold Inc. (“BGI”) and Barrick Gold Finance Company (“BGFC”) dated October 28, 2004 relating to the issue and sale of Debt Securities of Barrick, BGI and BGFC. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

      We consent to the incorporation by reference in the above-mentioned prospectus of our report dated February 11, 2004 to the shareholders of Barrick on the consolidated balance sheets of Barrick as at December 31, 2003 and December 31, 2002 and the consolidated statements of income, cash flows, shareholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2003 prepared in accordance with U.S. generally accepted accounting principles.

(signed) PRICEWATERHOUSECOOPERS LLP

Chartered Accountants

Toronto, Ontario